PE
4-30-02

0-28792

02033665

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2002

CanAlaska Ventures Ltd. F/N International Canalaska Resources Ltd
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.
(Registrant)

Date: May 8, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

CanAlaska Ventures Ltd. CDNX - CVV OTCBB - CVVLF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE **April 10, 2002**

Airborne Magnetic Survey Completed - Otish Mountain Diamond Project

CanAlaska Ventures Ltd. ("CanAlaska") (CVV – cdnx) has recently completed a 2,700 line km airborne magnetic survey over its four main claim blocks in the Otish Mountain area, Quebec. The data is currently being processed and interpreted. The results will be used to aid in the delineation of targets for an aggressive spring summer exploration program.

The Otish Mountain area continues to generate favourable results, most recently Ashton /Soquem announced the discovery of four additional kimberlite bodies (Renard 3 – 6) in the Otish Mountain area. These recent discoveries lie within one kilometer of the diamondiferous Renard 2 kimberlitic body


Majescor/BHP
CanAlaska
Ashton/Soquem
33A15 Block
West Of Diamond
Bearing Kimberlites
Renard
23D13 Block
East of Diamond
Bearing Kimberlites
Majescor/BHP
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite

Ashton/Soquem announced in September/October 2001 that initial drilling, intersected kimberlitic rocks on the Renard 1 and Renard 2, and subsequent analysis determined the body to be diamondiferous. Renard I yielded 54 microdiamonds and 5 macrodiamonds. Renard 2 yielded 116 microdiamonds and 29 macro diamonds.

The Renard discoveries lie between two of CanAlaska's properties, 25 km SE of one and 35km NW of another.

CanAlaska can earn a 100% interest in the Otish Mountain claim blocks which together comprise 61,000 acres. CanAlaska's Management acquired these prospective properties based on an evaluation of regional geophysical and geological data.

For further information please contact CanAlaska at 1.800.667.1870.

On behalf of the board of directors

Harry Barr

Harry Barr, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#45921W100 Listed: **Standard & Poors OTC**

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

April 10, 2002

Item 3: Press Release

A Press release dated and issued April 10, 2002 in Vancouver, BC to the Canadian Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

Airborne Magnetic Survey Completed on the Otish Mountain Diamond Project.

Item 5: Full Description of Material Change

See attached News Release dated April 10, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

April 11, 2002
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

CanAlaska
Ventures Ltd. CDNX - CVV
OTCBB - CVVLF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE **April 10, 2002**

Airborne Magnetic Survey Completed - Otish Mountain Diamond Project

CanAlaska Ventures Ltd. ("CanAlaska") (CVV – cdnx) has recently completed a 2,700 line km airborne magnetic survey over its four main claim blocks in the Otish Mountain area, Quebec. The data is currently being processed and interpreted. The results will be used to aid in the delineation of targets for an aggressive spring summer exploration program.

The Otish Mountain area continues to generate favourable results, most recently Ashton /Soquem announced the discovery of four additional kimberlite bodies (Renard 3 – 6) in the Otish Mountain area. These recent discoveries lie within one kilometer of the diamondiferous Renard 2 kimberlitic body


Majescor/BHP
CanAlaska
33A15 Block
West Of Diamond
Bearing Kimberlites
Ashton/Soquem
Renard
23D13 Block
East of Diamond
Bearing Kimberlites
Majescor/BHP
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite

Ashton/Soquem announced in September/October 2001 that initial drilling, intersected kimberlitic rocks on the Renard 1 and Renard 2, and subsequent analysis determined the body to be diamondiferous. Renard I yielded 54 microdiamonds and 5 macrodiamonds. Renard 2 yielded 116 microdiamonds and 29 macro diamonds.

The Renard discoveries lie between two of CanAlaska's properties, 25 km SE of one and 35km NW of another.

CanAlaska can earn a 100% interest in the Otish Mountain claim blocks which together comprise 61,000 acres. CanAlaska's Management acquired these prospective properties based on an evaluation of regional geophysical and geological data.

For further information please contact CanAlaska at 1.800.667.1870.

On behalf of the board of directors

Harry Barr, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#45921W100 Listed: **Standard & Poors OTC**

A REPORT

OTISH MOUNTAIN AREA,
QUEBEC

N.T.S. SHEETS: 33A01, 33A15, 23D13,

Latitude: 52° 30' Longitude: 72°15'

FOR

CANALASKA VENTURES LTD.
2303 WEST 41ST AVENUE
VANCOUVER, B.C.
V6M 2A3

BY

PETER E. WALCOTT, P. Eng.

PETER E. WALCOTT & ASSOCIATES LIMITED

VANCOUVER, B.C.

MARCH 2002

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

Summary

The Otish Mountain Property consists of 3 main claim blocks and six satellite blocks that total 24,940 hectares or 477 cells. The claims, effective February 22nd, 2002, have been accepted for filing by the Quebec Government Department of Natural Resources. The author has relied on data provided to him by CanAlaska Ventures indicating that the claims have been accepted for filing. A list of claims is attached in Appendix 1 of this report.

In December of 2001, CanAlaska Ventures Ltd. entered into an Agreement with Artik Geosciences Ltd of Ottawa, Ontario, a private company at arm's length to earn a 100% interest in the aforementioned claims. Recent exploration activities in the Otish Mountain area indicate that the area may be prospective for diamondiferous kimberlite. In September 2001, Ashton Mining of Canada, in conjunction with Soquem Inc., announced that it had discovered kimberlitic rock on its Quebec property, and in December of 2001, they confirmed that this kimberlitic rock contained diamonds.

A total of 170 microdiamonds and 34 macrodiamonds were recovered from the samples (source Ashton Press Release dated:17/12/01). The Ashton discoveries are located 35 km southeast and 25 km northwest of two of CanAlaska's main claim blocks.

The recommended work program consists of two phases, with each phase contingent upon the success of the previous phase. Phase 1 costs are estimated at $72,000, and include an airborne magnetic survey. The airborne survey is currently underway and will assist in further evaluating the properties' potential. The second phase is estimated at $286,000 for a total of $358,900 for the initial phases.

Introduction and Terms of Reference

This report was commissioned by Harry Barr, President of CanAlaska Ventures Ltd, to provide the necessary technical information on CanAlaska's Otish Mountain properties, hereinafter referred to as the Property, mandated by National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

The information provided in this report has been garnered from multiple sources and may not specifically relate to the property on which no ground exploration has been undertaken to date by CanAlaska. At present, an airborne magnetic survey is underway.

No site visit has been made to the Property, and none is planned at the time of writing this report. No meaningful purpose would be occasioned by such, as the Property is snow covered and there is no previous work to inspect. Under the Quebec Mineral Act claims may be map staked. The aforementioned claims have been map staked and as such there are no claim posts to verify.

Disclaimer

This report has been prepared by Peter E. Walcott and Associates Limited and is based upon publicly available information. Although reasonable care has been taken to verify the latter, neither the author nor Peter E. Walcott & Associated Limited can be, nor are, prepared to guarantee the accuracy and/or completeness of any of the supporting documentation. The author has not independently verified the legal title and status of the Property and as such has such has relied upon claim data and ownership information supplied by CanAlaska. The use of this report is at the sole risk of the user and Peter E. Walcott & Associates Limited disclaims any and all liabilities arising out of its use or distribution, in part or in whole, or on reliance by any part on the data herein.

Property Description and Location

The claims, which comprise the Property, are registered in the name of Artik Geosciences Ltd, a private Ontario company at arm's length to CanAlaska. CanAlaska may earn a 100% interest under an Agreement dated December 6th, 2001 for the following consideration: reimbursing staking costs in the amount of $46,456, paying 10% of the first $300,000 in exploration expenditures to Artik, based upon Artik being the field operator; and 10% of subsequent expenditures up to an additional $220,000 for a maximum of $250,000 (paid in the event CanAlaska or a partner of CanAlaska expends an additional $2.2 million on the properties). A bonus of $25,000 is payable to Artik in the event kimberlite is discovered on one of the properties with an additional $50,000 payable if the kimberlite is diamondiferous. CanAlaska will issue 200,000 shares to Artik upon regulatory approval of the agreement. Artik will retain a 3% net smelter royalty (NSR) on the properties in the event of commercial production. Within 90 days of commencement of commercial production, CanAlaska can purchase 1% or 2% NSR from Artik for US$1.5 million per 1% NSR with Artik retaining a minimum 1% NSR.

The center of the Property is located some 275 km north east of the city of Chibougamau, Quebec. The Property consists of three main blocks; Otish 1, 2, and 3, and 6 smaller satellite blocks (Figure 1).

None of the claims have been legally surveyed. The claims were located by Artik Geoscience Ltd. of Ottawa, Ontario on behalf of CanAlaska Ventures Ltd. utilizing the map staking facilities of the Ministry of Natural Resources (Quebec) website.



Legend
CanAlaska Claim
Road
33A15 Block
West of Diamond
Bearing Kimberlites
Ashton/Soquem
Diamondiferous
Kimberlites
Majescor/BHP
G10 Garnet Chemistry
Similar to Lac Des Gras
23D13 Block
East of Diamond
Bearing Kimberlites
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite
Bear Lake
Diamondiferous
Kimberlite
CanAlaska Ventures Ltd.
Land Position
Otish Mountain Area
Central Quebec

Figure 1. Land Position of the Otish Mountain Claims – CanAlaska Ventures Ltd.

Accessibility, climate, local resources, infrastructure and Physiography of the Otish Mountain claims.

Access to the property is by float/ski equipped fixed wing or rotary aircraft. The Property is located approximately 275 km north east of the town on Chibougamau. Quebec. Chibougamau is a small resource dependant town that is the main supply site for the James Bay Region. The population of Chibougamau totals 8,664 as of the 1996 Census date (source: Statistics Canada).

The Otish Mountain area is sparsely populated, and is essentially a seasonal hunting and trapping ground for the local First Nation People. The climate of the Otish Mountain area is characterized by long winters, generally extending from late October until mid April. Annual precipitation levels are approximately 80cm, with several metres of snowfall accumulation throughout the winter. Temperatures ranges between a median -20°C in January to comfortable daytime highs of 14° during the summer months.

The Otish Mountain area is transected by the Otish Mountains, a prominent northeasterly trending range that protrudes some 500 metres above the shield floor.

The shield area is dominated by numerous lakes, many of which are not suitable for access by fixed wing aircraft, and countless southwesterly trending eskers. Vegetation consists of sparse spruce and pine on the higher elevations, while the lowlands are mostly muskeg or wet marsh.

No proper infrastructure exists in the area, although supplies could be moved by either the nearer route, the non-maintained winter road to the shutdown Eastmain Mine in the southern part of the area, or by the more distant northern route, the paved road to Radisson and thence eastwards by all weather gravel road some 350 km to LG4 in the northern part, where accommodation, airstrip, helicopter site and seasonal float planes are available.

History

Mineral exploration is not new to the Otish Mountain area and, as in many regions of Canada, its potential for base and precious metals has been assessed on several occasions.

The most extensive exploration was conducted between 1974 and 1984 in the search for viable uranium deposits without economic success. Some of the more notable companies involved in this exploration were Rio Tinto, Uranerz, Inco, Shell, Phelps-Dodge, Noranda, Seru Nuclear and Esso.

In 1980 while investigating a linear magnetic feature that terminated in a circular shaped one at its western end, Uranerz intersected an ultramafic body, the kimberlitic composition of which was noted. In 1998, after a later petrographic study had confirmed the rock as a kimberlite, Ditem re-examined the magnetic features and drilled six holes into the circular feature. Four macrodiamonds (a macrodiamond has a dimension of greater than 0.5mm in any direction) were recovered from the 96 kilograms sent for caustic dissolution, one of which was 0.96mm in length. The subsequent 6 tonne mini-bulk sample proved disappointing and did not yield a single macro diamond, using a 0.8mm cutoff.

The base and precious metals search met with marginal success with the discovery and subsequent mining of the Eastmain Deposit by MSV Resources for a limited time. The mine is presently mothballed but its unmaintained service road may provide eventual winter access to the area (*see* Figure 8).

Exploration for diamonds in the Otish Mountain Region of Quebec is a relatively recent phenomena. To date there are over 60 companies active within the region, the most notable of which are the Ashton/Soquem and the BHP/Majescor joint ventures. Ashton Mining of Canada and Soquem Inc. entered into a joint venture in early 1996 to explore for diamonds in the Otish Mountain area of Quebec. At present each company holds a 50% interest and Ashton acts as field operator. The 2001 exploration program was highly successful for Ashton as it not only identified indicator minerals associated with geophysical anomalies but also on subsequent drill investigations of 4 geophysical targets, it discovered two diamondiferous kimberlites, the Renard I and II. Majescor and BHP hold the other major land position

within the Otish Mountain areas, the Portage property. To date exploration has identified a significant train of indicator minerals which suggests the presence of kimberlitic material on the property.

Geological Setting

The Archean Superior Craton forms the core of the North American continent, surrounded on all sides by the Proterozoic orogens. It has been subdivided into various subprovinces and/or regions characterized by rocks of similar type, structural style, metamorphic grade, geophysical characteristics etc. (Figure 2).


SUBPROVINCE TYPE
Plutonic
Granite-greenstone
Metasedimentary
High-grade gneiss, charnockitic plutonic
Paleoarchean gneiss
Hudson Bay
James Bay
Ungava Bay
Lake Superior
Kovik domain
Douglas Harbour domain
Cape Smith belt
Utsalik domain
Goudalie domain
Minto block
Tikkerutuk domain
Inukjuak domain
New Quebec Orogen
Bienville domain
Ashuanipi complex
La Grande River domain
Opinaca River domain
Opatica domain
Trans-Hudson Orogen
Superior-Trans-Hudson boundary zone
Sutton Inlier
Sachigo Subprovince
Berens River Subprovince
Uchi Subprovince
Winnipeg River Sp.
English River Sp.
Kapuskasing structural zone
Wabigoon Subprovince
Quetico Subprovince
Wawa Subprovince
Abitibi Subprovince
Pontiac Sp.
Wawa Sp.
Minnesota River Valley terrane
Penokean Orogen
0 km 200

Figure 2. Subprovince types of the Superior Province (after Card, 1990), Sp = Subprovince.

The area north of the Abitibi Subprovince is known as the James Bay Region, conditionally divided into plutonic, metasedimentary, and granite–greenstone domains (Figure 3). The Otish Mountain diamond area is located these domains, just north west of the Proterozoic Otish and Mistassini basins, which are marginal to the Grenville Front (Figure 3).


Bienville plutonic domain
James Bay
La Grande River belt
Ashuanipi complex
Opinaca River metasedimentary belt
Eastmain River belt
Basin
Grenville Front
Otish
Nemiscau River metasedimentary belt
Broadback River belt
Partridge River belt
GRENVILLE PROVINCE
Mistassini Basin
Grenville Front
Opatica gneiss belt
Frotet-Evans-Troilus belt
ABITIBI SUBPROVINCE
0 km 100
Undivided plutonic rocks
High-grade gneiss and related plutonic rocks
Metasedimentary and related gneissic and plutonic rocks
Greenstone belt metavolcanic and metasedimentary rocks
Limit of Proterozoic/ Phanerozoic cover
Fault
Thrust fault, teeth on upper plate
Strike-slip fault
1. Canet pluton
2. Lac Ouescapis pluton
3. Lac Rodayer batholith
4. Broadback River pluton
5. Duxbury batholith
6. Barlow pluton

Figure 3. Geology of the James Bay Region (from Geological Survey of Canada, No. 7, 1998)

Rocks of these sedimentary basins consist of quartz pebble conglomerate, arkose, quartzite, etc. unconformably overlying the basement complex. Radioactive (presumably uranium) showings in the quartz-pebble conglomerate are known throughout.

The basement lithologies in the area, presumed to be of Archean age, consist of migmatitic paragneiss, granite, granodiorite, with metavolcanic and metasedimentary rock sequences in narrow, east-west trending belts (Figures 4 and 5).

Mistassini dykes (1926-1960 Ma) consisting of quartz tholeiitic to peridotitic rocks, trend north-westerly through the area. These dykes are cut by Otish dykes and sills (ca. 1600 Ma) that run north and north-easterly. These are readily seen on the composite airborne regional low resolution magnetic survey of the area (Figure 6).

Extensive unconsolidated Pleistocene glacial material covers most of the area in various forms, deposited from the last ice advance from N30°.


Couverture paléozoïque
Couverture, orogènes et rift protérozoïques; terrains archéens
PROVINCE DU SUPÉRIEUR (ARCHÉEN)
Sous-province gneissique - plutonique
Sous-province plutonique
Sous-province métasédimentaire
Sous-province volcano-plutonique
Bande volcanique
Discordance d'érosion
Faille; front tectonique
Limite de sous-province
Limite de terrain
Astroblème
Frontières
A-B, C-D: coupes géologiques (voir fig.5)
FOSSE DE L'UNGAVA
Baie d'Ungava
MINTO
Baie d'Hudson
NEMISCAU
Lac Supérieur
Lac Michigan
Lac Huron
WAWA

FIGURE 4 - GEOLOGY OF THE SUPERIOR PROVINCE, AFTER CARD (1990)
AFTER OGS MAP 2545, AND AFTER PERVICAL (1991) ET AL.

Failles : **FCL** : faille de Cadillac-Larder Lake ; **FDP** : faille de Destor-Porcupine ; **FG** : front de Grenville ; **FK** : faille Kapuskasing ; **FLI** : faille du lac Ivanhoe ; **KFZ** : zone de faille Keyimon.

Terrains protérozoïques : **BM** : bassin de Mistassini ; **BO** : bassin d'Otish ; **BS** : boutonnière de Sutton ; **CT** : ceinture de Thompson ; **Fc** : Formation de Chibougamau ; **Fs** : Formation de Sakami ; **GCo** : golfe de Cobalt ; **GNi** : golfe de Nipigon ; **NRG** : groupes de Nastapoka et de Richmond Gulf ; **RK** : rift du Keweenaw ; **TN** : terrane de Narsajuaq.

Terrains archéens : **AK** : antiforme de Kovik ; **BLM** : bande du lac des Montagnes ; **BVFE** : bande volcanique de Frotet-Evans ; **BVREI** : bande volcanique de la rivière Eastmain inférieure ; **BVRES** : bande volcanique de la rivière Eastmain supérieure ; **BVRLG** : bande volcanique de la rivière La Grande ; **BVV** : bande volcanique de Vizien ; **N-1, N-2, N-3** : Nemiscau 1, 2, 3 ; **ONE** : Opatica NE ; **ONW-1** : Opatica NW-1 ; **ONW-2** : Opatica NW-2 ; **OS** : Opatica S ; **SPB** : suite plutonique de Bienville ; **TD** : terrain de Douglas Harbour ; **TG** : terrain de Goudalie ; **TI** : terrain d'Inukjuak ; **TK** : terrain de Kapuskasing ; **TLC** : terrain du lac Champion ; **TM** : terrain du lac Minto ; **TT** : terrain de Tikkerutuk ; **TU** : terrain d'Utsalik.

Localités : **C** : Chibougamau ; **M** : Matagami ; **RN** : Rouyn-Noranda ; **S** : Sudbury ; **V** : Val-d'Or.

Figure 4. Geology of the Superior Province (after Card, 1990).


51°N
72°W

REGIONAL GEOLOGY
OTISH AREA,P.Q.
AFTER MNR GEOLOGY OF QUEBEC
FIGURE 5

0 50 100
kilometers

Figure 5a. Regional geology of the Otish area (after MNR Geology of Quebec).


Geology Legend
After Regional Geological Map
by MNR Quebec

Figure 5b. Legend to accompany general geological map of the Otish Mountain area.

Moorehead et al (1999) compiled the kimberlitic occurrences of the eastern Superior Craton on a plot of large scale brittle fault zones and alkaline intrusions. The latter presumably have deep crustal expressions and could be permeable to alkaline magmatism (Figure 7), thus providing passageways for ascending kimberlitic magmas.

The Otish diamond area borders of lies just north of the 400 km long by 110 km wide N330° trending Temiscamie-Corvette corridor; a zone of weakness having no apparent magnetic signature and/or definition (Figure 5 and cf. Figure 6).

According to Moorhead et al, dyke swarms mark magmatic episodes related to periods of crustal extension of the craton. These extension zones could serve as conduits for kimberlitic magma.

It is well known that a significant portion of kimberlites worldwide occur near dykes, as clearly exemplified by the Lac de Gras area of the Slave Craton.


nT
TOTAL MAGNETIC FIELD INTENSITY
OTISH AREA,P.Q.
AFTER REGIONAL MAG SURVEY
SUPERIOR PROVINCE, GSC PUBLICATION
FIGURE 6
0
50
100
kilometers

Figure 6. Total Magnetic Field Intensity of the Otish area, Quebec.


Alkaline intrusions
Diamond bearing alkaline intrusions
Carbonatites
Syenites, mostly nepheline bearing
Kimberlite indicator mineral
Structural zones
Northeastern projection of the Kapuskasing tectonic zone
Kimberlite field
RAE
KMT
ATZ
RGZ
SCZ
Labrador Trough
WCZ
Bienville Lake
Picroilmenite bearing samples
BIENVILLE
Wemindji
LA GRANDE
NEMISCAU
Opinaca
Caniapiscau Reservoir
Ashuanipi
SPO
SLB
KOT
TCZ
NZ
Otish Basin
Grenville
(Allochthonous Belts)
0 50 100
kilomètres
58°
54°
76
72°
68°
62°
TECTONIC SUBDIVISIONS OF QUEBEC (HOCQ, 1994) WITH THE LOCATION OF LARGE SCALE BRITTLE FAULT ZONES AND ALKALINE INTRUSIONS

Figure 7. Tectonic subdivisions of Quebec with the locations of large brittle fault zones and Alkaline intrusions (from PRO 99-09).


James
Bay
GRENVILLE PROVINCE
Granitic rocks
Gneissic rocks
Metavolcanic rocks
Faults
Deposit
District
EASTMAIN RIVER
LA GRANDE RIVER
GRANDE BALEINE

Figure 8. Select mineral showings of the Superior Province, Quebec.

Local Geology

<u>Block 33A01 – Otish 1</u>

This block is underlain by metasedimentary rocks and granitic intrusions. A northwesterly Mistassini dyke cuts across the west part of the claim block (Figures 10 and 11). This is readily apparent from the regional magnetic signature, where some northeasterly trending structures are also discernible (Figures 10 and 12).

<u>Block 33A15 – Otish 2</u>

This block is mostly underlain by gneissic metasediments with granitoids to the west. The latter are cut by the same north westerly trending dyke as above (Figure 13). This is also readily evident on the shadow regional map plot (Figures 10 and 14).



CANALASKA VENTURES LTD.
REGIONAL TOAL FIELD MAGNETICS - FIG 9
SHADOW PLOT OF MRN DATA
SHEET 23D, OTISH MTN. AREA, QUEBEC
PETER E. WALCOTT & ASSOCIATES LIMITED

Figure 9. Regional Shaded Total Field Magnetics – Sheet 23D.



CANALASKA VENTURES LTD.
REGIONAL GEOLOGY - FIG 9A
FROM MRN MAP OF QUEBEC
SHEET 23D, OTISH MTN. AREA, QUEBEC
PETER E. WALCOTT & ASSOCIATES LIMITED

Figure 9A. Generalized regional geology for the area covering Sheet 23D.


CANALASKA VENTURES LTD.
REGIONAL TOAL FIELD MAGNETICS - FIG 10
SHADOW PLOT OF MRN DATA
SHEET 33A, OTISH MTN. AREA, QUEBEC.
PETER E. WALCOTT & ASSOCIATES LIMITED

Figure 10. Regional Shaded Total Field Magnetics – Sheet 33A.



Figure 11. Generalized geology in the area of Otish 1.


FIGURE 12

Figure 12. Shaded Total Field Magnetics in area of Otish 1.


Syn to late Tectonic Granitoids
Syn to late Tectonic Granitoids
Gneissic Metasediments
FIGURE 13

Figure 13. Generalized geology in the area of Otish 2.


FIGURE 14

Figure 14. Shaded Total Field Magnetics in the area of Otish 2.

Block 23D13 – Otish 3

This block is underlain by gneissic metasediments to the north with an embayment of plutonic rocks in the south (Figure 15). The regional magnetic plot suggests the possibility of a north-easterly trending mafic dyke crossing the claim block (Figures 9 and 16).


FIGURE 15

Figure 15. Generalized geology in the area of Otish 3.



Figure 16. Shaded Total Field Magnetics from the area of Otish 3.

Deposit Type

Diamonds are formed deep below the earth's surface, under extreme but specific temperatures and pressures, at depths between 150 and 200 kilometres; this region is referred to as the upper mantle and consists of peridotite or eclogite source rocks.

Here, associated with keels of cratonic rocks - ancient shields or large expanses of rock that have been geologically stable and therefore little deformed for many years (cratons) - that extend to depths within the mantle, the high pressures and temperatures are favourable for the recrystallization of diamonds from carbon, and for the preservation of the same within the diamond stability field.

Special types of magma, of which kimberlite and lamproite are the best known, originate very deep within the earth, some 300 kilometres below the surface. These magmas pass through the diamond stability field on their way to the surface via regional structures. Along with diamonds, these magmas also transport fragments – xenoliths - of mantle peridotite and eclogite.

As the rapid journey, necessary for the preservation of the diamonds and other xenoliths, nears the surface, an explosive reaction takes place between the magma and groundwater, and within the magma itself, when dissolved gases (carbon dioxide dominant) contained in the magma rapidly expand under the lower pressures. The subsequent volcanic eruption results in the formation of a vent or pipe, where the kimberlite magma cools and solidifies. A classic uneroded pipe consists of three zones: (1) a root zone of dykes and sills; (2) a tapered diatreme zone or diatreme facies; and, (3) a crater paleosurface or crater facies (Figure 17).


EPICLASTICS
TUFF RING
PYROCLASTICS
PYROCLASTICS
CRATER FACIES
DIATREME FACIES
SILL COMPLEX
PRECURSOR DIKES
ROOT ZONE
"BLOW"
DIATREME RELATED DIKES

Figure 17. Schematic cross-section of a Diamond Pipe (after Mitchell)

Diamonds and other transported minerals are deposited at various levels in the pipe, dependent upon the size, permeability of the host rock, and the strength of the eruption. Better grades, measured generally as carats per tonne, are normally found in the central diatreme or diatreme facies.

Given its fragmental and poorly consolidated nature the pipe is quickly eroded giving rise to secondary deposits where the diamonds are transported and concentrated by water action.

Glaciation can also scour the kimberlite pipe. The diamonds and kimberlite indicator minerals (KIM) such as pyrope garnet and chromite are much less likely to disintegrate from abrasion during glacial transport due to their highly resistive nature. This results in an indicator mineral train that may be traced back up ice to the source rock. Kimberlite pipes often occur in clusters of 5 to 40, covering a surface area of anywhere from 30 to 400 km^2.

Kimberlite magma may exhibit a magnetic susceptibly contrast with the host rock in which case airborne magnetic surveying can be used to refine the target pipes in areas considered structurally conducive for kimberlite emplacement.

Till sampling is normally the next step in an ongoing exploration program unless the overburden thickness is known to be excessive. In addition to previously mentioned indicator minerals kimberlite bodies generally have association with G10 garnets which exhibit low calcium (Ca), high chromium compositions (Cr) - hartzburgite garnets. Samples collected are normally sieved to –5mm, standardized at some 10 - 15kg weight and shipped to the laboratory for concentration, heavy liquid separation , grain identification and abundant micro probing.

Mineralization

No mineralization has been observed on the properties to date to the best of the writer's knowledge.

Exploration

Sampling

In 1998, BHP Diamonds Inc. carried out a helicopter supported reconnaissance heavy mineral sampling program with sample sites 3 km. apart on 50 km. spaced lines in a polygon block with approximate coordinates of latitude 51° and 57° N and longitude 66° and 72° W. The report on the analysis of these samples concluded that as very little kimberlite indicator minerals were observed (no G10 pyrope garnets), the area had very low potential to host diamonds – (Assessment Report GPI 59085 & 6).

A plot of the above lines suggest that a couple of till samples may have been taken on the eastern property on Sheet 23D with no resultant indicator minerals reported.

Magnetic Surveying

Regional low resolution airborne magnetic surveying is one of the many tools used in the search for and definition of large scale geological structures that could be representative of deep seated brittle fault zones that could be permeable to alkaline magmatism.

High resolution airborne (fixed wing and/or helicopter) and ground magnetics are the principal geophysical tools for kimberlite discrimination and delineation. Generally kimberlite exhibits a strong magnetic susceptibility up to 6 $x10^{-2}$ SI units, which results in a well defined magnetic anomaly. On occasions when there is strong remnant magnetic material in the kimberlite the expression is a that of a magnetic low.

Multiphase kimberlite can exhibit different susceptibilities for each phase resulting in a complex magnetic pattern, and at other times when the susceptibilities are low the existing magnetic contrast becomes too small for reliable delineation.

At the present time a high resolution fixed wing magnetic survey is being flown over the three properties.

The total magnetic intensity is measured by a cesium vapour sensor mounted in a tail stinger attached to the aircraft, operating at 100 metre terrain clearance. As the nominal aircraft speed is in the order of 130 knots, in the absence of winds this equates to a measurement every 6 – 7 metres along the 100 metre separated lines at 10 Hz. sampling.

In flight navigation control is by GPS interfaced to a Picodas navigation system PNAV 2001. A colour video camera will also record the flight path terrain beneath the aircraft.

Magnetic and navigation data will be corrected by reference to fixed magnetic and GPS base stations set up at the Chibougamau airport.

Deliverables after leveling and processing will be contoured plans of total magnetic intensity and calculated vertical gradient.

Drilling

No drilling has been carried out on the Property to date.

Sampling Method and Approach

As yet no sampling has been conducted on the properties. It is proposed to undertake till sampling in the summer months under the supervision of a qualified geologist. The sample will be screened on site to an appropriate size, bagged in labeled sample bags and stored in a secure location. A complete documented record of the sample vis-à-vis its weight, sampler, material observations, size, GPS location from which it was taken, will be maintained. The samples will be sealed and transported to the selected laboratory for processing.

On the identification of a KIM train(s) detailed sampling along with prospecting will be undertaken, in an effort to further narrow down the source. Ground magnetic surveying will also be carried out to better define possible drill targets.

Sample Preparation, Analyses and Security

As no samples have been taken, no reporting is necessary here. However it is expected that the sample will be concentrated by panning to a suitable weight, then treated with heavy liquid separation and/or caustic dissolution to produce a concentrate from which diamonds and other indicator minerals can be extracted by microscopic examination.

As mentioned previously the sample bags will be tagged, with a duplicate number placed inside. A list of samples will accompany the shipment. The sample shipment will be tracked on its way to the laboratory and its arrival noted. Access to the samples will be limited to authorized personnel with the results from the laboratory issued only to the Qualified Person (QP) who can release the information as needed.

Data Verification

As no samples were taken or no data collected, no reporting is called for. However the writer has attempted to review the existing reports and literature on the geology and the diamond potential of the Otish Mountain area.

Adjacent Properties

The properties were established as "tie-on" claims to border and/or near border properties held by Ashton Mining of Canada Limited (Ashton) and Soquem Inc. (Soquem) and Majescor Resources Ltd (Majescor) and BHP-Billiton.

In 1996 Ashton and joint venture partner Soquem initiated a reconnaissance diamond exploration program in the Otish area. To date they have collected some 1700 heavy mineral samples from till and stream sediments and flown some 8,700 line kilometers of airborne magnetics, thus effecting evaluation of some 450,000 square kilometers of prospective terrain.

Ashton/Soquem obtained discrete KIM occurrences, some coincident with airborne magnetic anomalies which showed characteristics consistent with those seen over kimberlite bodies. Many of the reported samples contained more than 1000 indicator minerals. High chromium, low calcium (G10) pyrope garnets were present in some of the samples as was picro-ilmenite with a chemical composition suggestive of diamond preservation. (Ashton Press Release – 22/08/01)

Ground follow-up magnetic surveying delineated several magnetic features, four of which were tested by drilling in the fall of 2001.

Two of these intersected kimberlitic type rock, the Renard 1 and 2, both of which proved to be diamondiferous. The other two holes intersected magnetite in gneissic rock.

Majescor investigated several regional airborne anomalies with till sampling in 1998, and recovered two kimberlitic garnets. Follow-up work in 1999 and 2000 generated a broad loosely defined kimberlite indicator anomaly, and as a result Majescor acquired a substantial land package adjoining Ashton/Soquem to the southwest and the northeast.

The reported indicator mineral population was dominated by peridotitic garnet, picro-ilmenite with chromite and chrome rich diopside being very scarce.

The discovery of diamonds, diamondiferous kimberlitic material or indicator minerals on adjacent properties is not indicative that any such materials may be found on CanAlaska's ground. There are no occurrences of diamonds, indicator minerals, nor kimberlitic material on CanAlaska's ground known at the present time.

Mineral Processing and Metallurgical Testing

Mineral Resource and Reserve Estimation

There are no known mineral resources or reserves on CanAlaska's Otish Mountain properties.

Interpretation and Conclusions

The Otish Mountain area is an attractive area for diamond exploration, as it is located within a deep crustal structural zone (Moorehead, 1999) and is crossed by numerous mafic dykes, a situation favourable for the emplacement of kimberlite pipes.

The CanAlaska held properties are within 35 kilometres of the most recent diamond bearing kimberlite discoveries of Ashton/Soquem , well within the potential boundaries of a typical diamond field occurrence. Thus a possibility exists for the occurrences of diamondiferous kimberlite on CanAlaska's properties. However, it should be noted that the properties were established as "tie-on" claims to border and/or near border properties held by Ashton Mining of Canada Limited (Ashton) and Soquem Inc. (Soquem) and Majescor Resources Ltd (Majescor) and BHP-Billiton, and as such there is no indication that the claims host diamondiferous kimberlite bodies at this time.

Recommendations

It is recommended that an exploration program be conducted on the three main blocks in an attempt to locate diamondiferous kimberlitic bodies.

This program should consist of airborne magnetic surveying - Phase I - followed by till sampling, most of which should be directed down ice from the prospective magnetic anomalies – Phase IIa.

Contingent upon favourable results from the above, additional detailed till sampling should be undertaken – Phase IIb. Both of these programs should be wrapped up by the early fall.

In the event of favourable results from the aforementioned, ground magnetics and diamond drilling should be planned for the coming winter.

A budget for Phases I and II is provided below.

Proposed Exploration Budget

Phase 1

Geophysical Surveys ~ 2,700km at $27.00 100m spacing, includes reporting	**$72,900**

Phase II

Till Sampling to be conducted – Summer 2002	
Indicator Mineral Sampling Processing $500.00 per sample, 300 samples includes processing, indicator mineral picking, and some electron micro probe analysis	$150,000
Helicopter time 20 days – 3hrs minimum per day	$66,000
Geologist and helpers, collect samples, 30 days	$40,000
Camp Setup/storage	$15,000
Mobilization	$15,000

$358,900

References

Canadian Institute of Mining and Metallurgy, Special Volume 34, Chibougamau – Stratigraphy and Mineralization.

Currie, G. , Cannacord Capital Research Investment Report December 3rd, 2001, Ashton Mining of Canada Inc. 2001-231, 20p..

Geological Survey of Canada, Geology of Canada No. 7 Geology of the PreCambrian Superior and Grenville Provinces and PreCambrian Fossils in North America, coordinated by S.B. Lucas, and Mr. St. Onge , 1998,

Geological Survey of Canada, Geology of Canada No. 8 Geology of Canadian Mineral Deposit Types, edited by O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe , 1995.

Girard, R. (1999), - Till Mineralogy, Caniapiscau Projet, Final Report, BHP Minerals, Ministere des Ressources naturelles du Quebec, GM59086

Hocq M. (1994)- : Geologie du Quebec. Les publications du Quebec, pgs 154.

Kaiser, John, 2001 Quebec Diamonds, A Great Canadian Area Play is Born, Kaiser Bottom Fisher 2001-037 5 pages.

Labbe, JL., (2001), - Crustal Lineaments and kimberlite discovery in western Nouveau-Quebec, Ministere des Ressources naturelles du Quebec, PRO 2001-02 8p.

Majescor Resources Inc. (2001), Majescor Mistassini Property Update, retrieved December17th, 2001 from http:.//www.majescor.com

Majescor Resources Inc. (2001), Majescor Portage Property Update, retrieved December17th, 2001 from http:.//www.majescor.com

Moorehead, J., Beumier M, Lefebvre D., Bernier, D., Martel, D., (1999), - Kimberlites , lineaments et rifts crustaux au Quebec, Ministere des Ressources naturelles du Quebec, MB 99-85, 65p.

Moorehead, J., Perrault Serge, Berclaz Alain, Sharma Kamal, Beumier Marc, Cadieux Anne Marie, (2000), - Kimberlites and Diamonds in Northern Quebec, Ministere des Ressources naturelles du Quebec, PRO99-09, 9 p.

O' Connor, A., High Resolution Aeromagnetic Survey , Permit 1555 and 1556 Heavy Mineral Sampling, Northern Quebec NTS 33A/09/ and 33A/16 for Ashton Mining of Canada, GM59004, 10 p.

Parent, M., Beumier, M., Paradis, S.J., (2002), - A New High Potential Target for Diamond Exploration in Northern Quebec – Chromium Picroilmenites in Esker Sediments of the Lac Bienville (33p) Region, Ministere des Ressources naturelles du Quebec, PRO 2002-02 4p.

Prospector and Developers Association of Canada, Abstracts Technical Program and Core Shack Abstract, 2002, The Otish Mountains Region, Quebec, Canada's newest field of kimberlitic rock, pg 32 – Brooke Clements Ashton Mining of Canada

Prospector and Developers Association of Canada, Abstracts Technical Program and Core Shack Abstract, 2002, Recent Development in Diamond Exploration in Quebec – James Moorhead, Ministry of Natural Resources, Quebec pg. 32

Report on Mineral Exploration Activities in Quebec, 2001, - Houle, Patrick, James Bay Region Central Part of the Superior Province (Opatica, Opinaca, Nemiscau, and La Grande Subprovinces, pg 9-12.

Report on Mineral Exploration Activities in Quebec, 2001, - Houle, Patrick, James Bay Region Central Part of the Superior Province (Opatica, Opinaca, Nemiscau, and La Grande Subprovinces, pg 9-12.

The Gulliver Uranerz Dossier, (n.d) Retrieved March 5th, 2002, from http://www.sea-us.org.au/gulliver/uranerz.html

STATEMENT OF QUALFICATIONS

I , Peter E. Walcott, with a business address of 506, 1529 West 6th Avenue, Vancouver, British Columbia, V6J 1R1, do certify that:

1. I am graduate of the University of Toronto in 1962 with a B.A.Sc. in Engineering Physics, Geophysics Option

2. I have been practicing my profession for the last thirty nine years.

3. I am a "Qualified Person" for the purpose of National Instrument 43-101.

4. I am a registered Professional Engineer in the Provinces of British Columbia and Ontario.

5. I am a Consulting Geophysicist and President of Peter E. Walcott & Associates Limited.

6. This report is based upon a limited amount of resources available to writer and on information supplied to the writer by CanAlaska Ventures Ltd. I am responsible for all of this report.

7. I am not aware of any material fact or material change with respect to this report, which is not reflected in this report.

8. I have not conducted a site visit to the Property, and understand that CanAlaska Ventures Ltd is applying for Exemptive Relief under NI-43-101 in this matter.

9. I have not received, nor do I expect to receive any interest, directly or indirectly, in the shares of CanAlaska Ventures Ltd.

10. I have read N.I. 43-101and this report has been prepared in compliance with these standards and with this Instrument.

11. I hereby give my permission to use this report in its entirety and or summary thereof, to accompany an Annual Information Filing filed by CanAlaska Ventures Ltd.

Peter E.Walcott, P.Eng.

Vancouver, B.C.
March, 2002

Appendix 1

List of Claims that Comprise the Otish Properties

23D13						
1	31	52.18	$ 100.00	21-Feb-02	20-Feb-04	CDC1051243
1	32	52.18	$ 100.00	21-Feb-02	20-Feb-04	CDC1051244
1	33	52.18	$ 100.00	21-Feb-02	20-Feb-04	CDC1051245
1	34	52.18	$ 100.00	21-Feb-02	20-Feb-04	CDC1051246
1	35	52.18	$ 100.00	21-Feb-02	20-Feb-04	CDC1051247
1	36	52.18	$ 100.00	21-Feb-02	20-Feb-04	CDC1051248
2	31	52.17	$ 100.00	21-Feb-02	20-Feb-04	CDC1051249
2	32	52.17	$ 100.00	21-Feb-02	20-Feb-04	CDC1051250
2	33	52.17	$ 100.00	21-Feb-02	20-Feb-04	CDC1051251
2	34	52.17	$ 100.00	21-Feb-02	20-Feb-04	CDC1051252
2	35	52.17	$ 100.00	21-Feb-02	20-Feb-04	CDC1051253
2	36	52.17	$ 100.00	21-Feb-02	20-Feb-04	CDC1051254
3	31	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051255
3	32	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051256
3	33	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051257
3	34	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051258
3	35	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051259
3	36	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051260
3	37	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051261
3	38	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051262
3	39	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051263
3	40	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051264
3	41	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051265
3	42	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051266
3	43	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051267
3	44	52.16	$ 100.00	21-Feb-02	20-Feb-04	CDC1051268
4	31	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051269
4	32	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051270
4	33	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051271
4	34	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051272
4	35	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051273
4	36	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051274
4	37	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051275
4	38	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051276
4	39	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051277
4	40	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051278
4	41	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051279
4	42	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051280
4	43	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051281
4	44	52.15	$ 100.00	21-Feb-02	20-Feb-04	CDC1051282
5	31	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051283
5	32	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051284
5	33	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051285
5	34	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051286
5	35	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051287
5	36	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051288
5	37	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051289
5	38	52.14	$ 100.00	21-Feb-02	20-Feb-04	CDC1051290

Cellule (rangée)	Colonne	Superficie (ha)	Cost	Colonne	Approval Date	Expiry Date	Claim Number
5	39	52.14	$ 100.00		21-Feb-02	20-Feb-04	CDC1051291
5	40	52.14	$ 100.00		21-Feb-02	20-Feb-04	CDC1051292
5	41	52.14	$100.00		21-Feb-02	20-Feb-04	CDC1031307
5	42	52.14	$100.00		21-Feb-02	20-Feb-04	CDC1031308
5	43	52.14	$100.00		21-Feb-02	20-Feb-04	CDC1301309
5	44	52.14	$100.00		21-Feb-02	20-Feb-04	CDC1301310
5	45	52.14	$100.00		21-Feb-02	20-Feb-04	CDC1301311
5	46	52.14	$100.00		21-Feb-02	20-Feb-04	CDC1301312
6	31	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301313
6	32	52.13	$100.00		21-Feb-02	20-Feb-04	CDC1301314
6	33	52.13	$100.00		21-Feb-02	20-Feb-04	CDC1301315
6	34	52.13	$100.00		21-Feb-02	20-Feb-04	CDC1301316
6	35	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301317
6	36	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301318
6	37	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301319
6	38	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301320
6	39	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301321
6	40	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301322
6	41	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301323
6	42	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301324
6	43	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301325
6	44	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301326
6	45	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301327
6	46	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301328
6	47	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301329
6	48	52.13	$100.00		21-Feb-02	20-Feb-04	CDC 1301330
7	31	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051331
7	32	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051332
7	33	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051333
7	34	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051334
7	35	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051335
7	36	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051336
7	37	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051337
7	38	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051338
7	39	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051339
7	40	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051340
7	41	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051341
7	42	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051342
7	43	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051343
7	44	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051344
7	45	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051345
7	46	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051346
7	47	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051347
7	48	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051348
7	49	52.12	$100.00		21-Feb-02	20-Feb-04	CDC 1051349
8	31	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051350
8	32	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051351
8	33	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051352
8	34	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051353
8	35	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051354
8	36	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051355
8	37	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051356
8	38	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051639

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
8	39	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051640
8	40	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051641
8	41	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051642
8	42	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051643
8	43	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051644
8	44	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051645
8	45	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051646
8	46	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051647
8	47	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051648
8	48	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051649
8	49	52.11	$100.00		21-Feb-02	20-Feb-04	CDC 1051650
9	31	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1051651
9	32	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056152
9	33	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056153
9	34	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056154
9	35	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056155
9	36	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056156
9	37	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056157
9	38	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056158
9	39	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056159
9	40	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056160
9	41	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056161
9	42	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056162
9	43	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056163
9	44	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056164
9	45	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056165
9	46	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056166
9	47	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056167
9	48	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056168
9	49	52.1	$100.00		21-Feb-02	20-Feb-04	CDC 1056169
10	31	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056170
10	32	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056171
10	33	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056172
10	34	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056173
10	35	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056174
10	36	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056175
10	37	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1051676
10	38	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1051678
10	39	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056178
10	40	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056179
10	41	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1051680
10	42	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056181
10	43	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056182
10	44	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056183
10	45	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056184
10	46	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056185
10	47	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056186
10	48	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056187
10	49	52.09	$100.00		21-Feb-02	20-Feb-04	CDC 1056188
150		**7819.00**	**$15,000.00**				
32O15							
15	54	53.18	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048096
15	55	53.18	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048097

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
15	56	53.18	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048098
15	57	53.18	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048099
16	54	53.17	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048100
16	55	53.17	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048101
16	56	53.17	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048102
16	57	53.17	$44.00	17-Dec-01	4-Feb-02	3-Feb-04	CDC1048103
8		**425.40**	**$352.00**				
32O16							
26	28	53.07	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1049259
26	29	53.07	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1029260
27	26	53.06	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1049261
27	27	53.06	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1049262
27	28	53.06	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1049263
27	29	53.06	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1049264
28	26	53.05	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1049265
28	27	53.05	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1049266
28	28	53.05	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1046267
28	29	53.05	$44.00	17-Dec-01	9-Feb-02	8-Feb-04	CDC1046268
10		**530.58**	**$440.00**				
32P14							
11	18	53.23	$44.00	17-Dec-01	7-Feb-02	6-Feb-04	CDC1048496
11	19	53.23	$44.00	17-Dec-01	7-Feb-02	6-Feb-04	CDC1048497
11	20	53.23	$44.00	17-Dec-01	7-Feb-02	6-Feb-04	CDC1048498
12	18	53.22	$44.00	17-Dec-01	7-Feb-02	6-Feb-04	CDC1048499
12	19	53.22	$44.00	17-Dec-01	7-Feb-02	6-Feb-04	CDC1048500
12	20	53.22	$44.00	17-Dec-01	7-Feb-02	6-Feb-04	CDC1045801
6		**319.35**	**$264.00**				
33A01							
22	29	52.86	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046302
22	30	52.86	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046303
23	29	52.85	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046304
23	30	52.85	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046305
24	22	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046306
24	23	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046307
24	24	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046308
24	25	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046309
24	26	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046310
24	27	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046311
24	28	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046312
24	29	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046313
24	30	52.84	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046314
25	22	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046315
25	23	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046316
25	24	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046317
25	25	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046318
25	26	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046319
25	27	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046320
25	28	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046321
25	29	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046322
25	30	52.83	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046323
26	11	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046324

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
26	12	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046325
26	13	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046326
26	14	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046327
26	15	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046328
26	16	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046329
26	17	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046330
26	18	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046331
26	19	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046332
26	20	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046333
26	21	52.82	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046334
26	22	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046250
26	23	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046251
26	24	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046252
26	25	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046253
26	26	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046254
26	27	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046255
26	28	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046256
26	29	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046257
26	30	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046258
26	31	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046259
26	32	52.82	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046260
27	11	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046261
27	12	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046262
27	13	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046263
27	14	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046264
27	15	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046265
27	16	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046266
27	17	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046267
27	18	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046268
27	19	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046269
27	20	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046270
27	21	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046271
27	22	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046272
27	23	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046273
27	24	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046274
27	25	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046275
27	26	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046276
27	27	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046277
27	28	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046278
27	29	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046279
27	30	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046280
27	31	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046281
27	32	52.81	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046282
28	11	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046283
28	12	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046284
28	13	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046285
28	14	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046286
28	15	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046287
28	16	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046288
28	17	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046289
28	18	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046290
28	19	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046291
28	20	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046292
28	21	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046293

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
28	22	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046294
28	23	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046295
28	24	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046296
28	25	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046297
28	26	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046298
28	27	52.8	$100.00	5-Dec-01	29-Jan-02	28-Jan-04	CDC1046299
28	28	52.80	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046335
28	29	52.80	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046336
28	30	52.80	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046337
28	31	52.80	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046338
28	32	52.80	$100.00	6-Dec-01	29-Jan-02	28-Jan-04	CDC1046339
88		**4647.91**	**$8,800.00**				
33A02							
12	18	52.94	$100.00	6-Dec-01	12-Jan-02	11-Jan-04	CDC1043866
12	19	52.94	$100.00	6-Dec-01	12-Jan-02	11-Jan-04	CDC1043867
11	17	52.95	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049799
11	18	52.95	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049800
11	19	52.95	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049801
11	20	52.95	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049802
12	17	52.94	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049803
12	20	52.94	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049804
13	17	52.93	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049805
13	18	52.93	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049806
13	19	52.93	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049807
13	20	52.93	$100.00	17-Dec-01	12-Feb-02	11-Feb-04	CDC 1049808
12		**635.28**	**$1,200.00**				
33A03							
13	46	52.92	$100.00	6-Dec-01	23-Jan-02	22-Jan-04	CDC1045451
13	47	52.92	$100.00	6-Dec-01	23-Jan-02	22-Jan-04	CDC1045452
13	48	52.92	$100.00	6-Dec-01	23-Jan-02	22-Jan-04	CDC1045453
14	46	52.91	$100.00	6-Dec-01	23-Jan-02	22-Jan-04	CDC1045454
14	47	52.91	$100.00	6-Dec-01	23-Jan-02	22-Jan-04	CDC1045455
14	48	52.91	$100.00	6-Dec-01	23-Jan-02	22-Jan-04	CDC1045456
6		**317.49**	**$600.00**				
33A04							
4	13	53.00	$100.00	17-Dec-01	31-Jan-02	30-Jan-04	CDC1046952
4	14	53.00	$100.00	17-Dec-01	31-Jan-02	30-Jan-04	CDC1046953
4	15	53.00	$100.00	17-Dec-01	31-Jan-02	30-Jan-04	CDC1046954
5	13	52.99	$100.00	17-Dec-01	31-Jan-02	30-Jan-04	CDC1046955
5	14	52.99	$100.00	17-Dec-01	31-Jan-02	30-Jan-04	CDC1046956
5	15	52.99	$100.00	17-Dec-01	31-Jan-02	30-Jan-04	CDC1046957
6		**317.97**	**$600.00**				
33A15							
17	30	52.01	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045801
18	28	52.00	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045802
18	29	52.00	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045803
18	30	52.00	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045804
18	31	52.00	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045805
19	24	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045806
19	25	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045807

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
19	26	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045808
19	27	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045809
19	28	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045810
19	29	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045811
19	30	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045812
19	31	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045813
19	32	51.99	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045814
20	25	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045815
20	26	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045816
20	27	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045817
20	28	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045818
20	29	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045819
20	30	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045820
20	31	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045821
20	32	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045822
20	33	51.98	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045823
21	22	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045824
21	23	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045825
21	24	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045826
21	25	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045827
21	26	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045828
21	27	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045829
21	28	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045830
21	29	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045831
21	30	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045832
21	31	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045833
21	32	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045834
21	33	51.97	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045835
22	22	51.96	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045836
22	23	51.96	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045837
22	24	51.96	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045838
22	25	51.96	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045839
23	22	51.95	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045840
23	23	51.95	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045841
23	24	51.95	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045842
23	25	51.95	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045843
24	22	51.94	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045844
24	23	51.94	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045845
24	24	51.94	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045846
24	25	51.94	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045847
24	26	51.94	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045848
24	27	51.94	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045849
25	22	51.93	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045850
25	23	51.93	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045851
25	24	51.93	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045852
25	25	51.93	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045853
26	23	51.92	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045854
26	24	51.92	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045855
26	25	51.92	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045856
26	26	51.92	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045857
26	27	51.92	$100.00	6-Dec-01	28-Jan-02	27-Jan-04	CDC1045858
10	17	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046126
10	18	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046127
10	19	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046128

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
10	20	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046129
10	21	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046130
10	22	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046131
10	23	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046132
10	24	52.07	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046133
11	17	52.06	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046134
11	18	52.06	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046135
11	19	52.06	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046136
11	20	52.06	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046137
12	17	52.05	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046138
12	18	52.05	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046139
12	19	52.05	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046140
13	17	52.04	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046141
13	18	52.04	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046142
13	19	52.04	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046143
14	17	52.03	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046144
14	18	52.03	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046145
14	19	52.03	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046146
15	17	52.02	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046147
15	18	52.02	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046148
15	19	52.02	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046149
16	17	52.01	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046150
16	18	52.01	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046151
16	19	52.01	$ 100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046152
20	34	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045859
20	35	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045860
20	36	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045861
20	37	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045862
20	38	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045863
20	39	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045864
20	40	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045865
20	41	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045866
20	42	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045867
20	43	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045868
20	44	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045869
20	45	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045870
20	46	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045871
20	47	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045872
20	48	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045873
20	49	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045874
20	50	51.98	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045875
21	34	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045876
21	35	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045877
21	36	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045878
21	37	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045879
21	38	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045880
21	39	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045881
21	40	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045882
21	41	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045883
21	42	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045884
21	43	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045885
21	44	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045886
21	45	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045887
21	46	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045888

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
21	47	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045889
21	48	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045890
21	49	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045891
21	50	51.97	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045892
22	28	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045893
22	29	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045894
22	32	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045895
22	33	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045896
22	34	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045897
22	35	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045898
22	36	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045899
22	37	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045900
22	38	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045901
22	39	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045902
22	40	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045903
22	41	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045904
22	42	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045905
22	43	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045906
22	44	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045907
22	45	51.96	$100.00	13-Dec-01	28-Jan-02	27-Jan-04	CDC1045908
22	46	51.96	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045909
22	47	51.96	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045910
22	48	51.96	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045911
22	49	51.96	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045912
22	50	51.96	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045913
23	29	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045914
23	30	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045915
23	31	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045916
23	32	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045917
23	33	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045918
23	34	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045919
23	35	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045920
23	36	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045921
23	37	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045922
23	38	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045923
23	39	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045924
23	40	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045925
23	41	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045926
23	42	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045927
23	43	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045928
23	44	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045929
23	45	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045930
23	46	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045931
23	47	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045932
23	48	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045933
23	49	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045934
23	50	51.95	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045935
24	28	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045936
24	29	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045937
24	30	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045938
24	31	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045939
24	32	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045940
24	33	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045941
24	34	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045942

Cellule (rangée)	Colonne	Superficie (ha)	Cost		Approval Date	Expiry Date	Claim Number
24	35	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045943
24	36	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045944
24	37	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045945
24	38	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045946
24	39	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045947
24	40	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045948
24	41	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045949
24	42	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045950
24	43	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045951
24	44	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045952
24	45	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045953
24	46	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045954
24	47	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045955
24	48	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045956
24	49	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045957
24	50	51.94	$100.00	14-Dec-01	28-Jan-02	27-Jan-04	CDC1045958
25	28	51.93	$100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046079
25	29	51.93	$100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046080
25	30	51.93	$100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046081
26	28	51.92	$100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046082
26	29	51.92	$100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046083
26	30	51.92	$100.00	17-Dec-01	28-Jan-02	27-Jan-04	CDC1046084
191		**9926.61**	**$19,100.00**				

2001 REVISED ANNUAL INFORMATION FORM

For

CANALASKA VENTURES LTD.

Dated as at April 26, 2002

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3
Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

2001 ANNUAL INFORMATION FORM INDEX

2001 ANNUAL INFORMATION FORM GLOSSARY

Unless other stated, in this Annual Information Form the following terms shall have the following meanings:

Ag: The chemical symbol for silver.

Aeromagnetic Survey: A geophysical survey using a magnetometer aboard, or towed behind an aircraft.

Annual Information Form: This "Annual Information Form", as effective and as amended from time to time; having the meaning defined in Multi-lateral Instrument 45-102. When a company files an annual information form all of the company's securities issued, after receipt of the annual information form by the appropriate securities commissions, up to a period of 140 days after the next fiscal year end of the company, will have a reduced hold period of four months instead of 12 months from the date of issue; all as more particularly described under Item "3" hereinbelow.

Anomaly: Any departure form the norm which may indicate the prsence of minerzliation in the underlying bedrock.

Assay: A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.

Assessment Work: The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.

Au: The chemical symbol of gold.

Board of Directors: The Board of Directors of the Company as duly constituted from time to time.

Breccia: A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Chalcopyrite: A sulphide mineral of copper and iron; the most important ore mineral of copper.

Company Act or **Act**: British Columbia Company Act, as amended from time to time.

Commission:	British Columbia Securities Commission.
Cretaceous:	The third and latest of the periods in the Mesozoic Era.
Diabase:	A common basic igneous rock usually occurring in dykes or sills.
Diamond Drill:	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite:	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite, or pyroxene.
EM Survey:	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration:	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Exchange:	Canadian Venture Exchange Inc.
Geophysical Surveys:	The use of one or more geophysical techniques in geophysical exploration.
Gneisses:	Layered granite like rock.
Gossans:	An iron-oxide rich weathered product overlying a sulphide deposit.
gpt:	Grams per tonne.
g/t Au	Grams of gold per tonne.
Grab Samples:	A sample or rock or sediment taken more or less indiscrimately at any place.
Granite:	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
Indicator Minerals:	Minerals formed with diamonds at great depths and carried to the surface with kimberlite. Includes garnets, ilmenites, chrome diopside, and chromite.
Company:	CanAlaska Ventures Ltd., a company incorporated under the laws of the Province of British Columbia.
Kimberlite:	A type of igneous rock that may contain diamonds.

Km: A measure of distance known as a kilometre.

Macro Diamond: Diamond that has one dimension greater than 0.5 mm.

Max/Min: A specific type of electromagnetic geophysical survey.

Mesozoic Era: One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic.

Metallurgy: The study of extracting metals from their ores.

Micro Diamond: Diamond that does not have one dimension greater than 0.5 mm in any direction.

Mineralization: The concentration of metals and their chemical compounds within a body of rock.

Named Executive Officers: The Executive Officers of the Company as described under Item "8" hereinbelow.

NSR: Net Smelter Returns.

Opt: Ounce per ton.

Option and **Stock Option Plan**: All options, share purchase warrants and rights granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment; and any and all such Options may only be granted under the Company's Stock Option Plan as amended, from time to time; all as more particularly described under Item "5" hereinbelow.

Oz: A measure of weight known as an ounce.

Pd: A chemical symbol for Palladium.

PGE: Platinum Group Elements.

PGM: Platinum Group Metals.

Pipe: Accepted term describing an intrusive body of magnetic rock that has a three diamensional shape.

Placer: A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds.

Ppm: Parts per million.

Pt: The chemical symbol for Platinum.

Pyrite: A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".

Pyrrhotite: A bronze cooled, magnetic iron sulphide mineral.

Sample: A small portion of rock or mineral deposit taken so that the metal content can be determined by assaying.

Sampling: Selecting a fractional but representative part of a mineral deposit for analysis.

SAR: A stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Securities Act: The *Securities Act* (British Columbia), as amended from time to time, the *Regulations* and *Rules* made thereunder and all administrative policy statements, blanket orders, notices, directions and ruling issued by the Commission.

Share and **Common Share**: A fully paid and non-assessable no par value common share in the capital of the Company.

Shear or shearing: The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

Till: Part of glacial drift that consists of material deposited by and underneath the ice.

Volanic Rocks: Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.

Volcanogenic: A term used to describe the volcanic origin of mineralization.

ITEM 1: COVER PAGE

1.1 Date

This is the revised "Annual Information Form" (the "Annual Information Form") for CanAlaska Ventures Ltd. (the "Company") dated as at April 26, 2002.

1.2 Review of Renewal Annual Information Form

This Annual Information Form is **not** currently under review by the Canadian securities regulatory authorities of one or more jurisdictions. Information contained herein is subject to change.

1.3 Revisions

This is the Company's revised Annual Information Form filing for the fiscal year ended April 30, 2001.

Forward-Looking Statements

The Company cautions readers that certain important factors (including, without limitation, those set forth herein) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Annual Information Form, or that are otherwise made by or on behalf of the Company. For this purpose any statements contained in this Annual Information Form that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," "estimate" or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

Exchange Rates

In this Annual Information Form, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Since June 1, 1970 the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 1996 to December 31, 2001, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

U.S. Dollars per Cdn. $1.00

Year ended December 31

	2001	2000	1999	1998	1997	1996
High:	.6515	.6969	.6891	.7105	.7487	.7513
Low:	.6232	.6410	.6536	.6341	.6945	.7023
Average:	.6359	.6724	.6744	.6714	.7197	.7305
End of Period:	.6321	.6669	.6925	.6504	.6999	.7323

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres
1 foot - 0.305 metres
1 acre = 0.4047 hectare
1 long ton = 2,240 pounds
1 metric ton = 2,205 pounds
1 troy ounce = 31.103 grams
1 imperial gallon = 4.546 litres
1 imperial gallon = 1.2010 U.S. gallons

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

Incorporation

CanAlaska Ventures Ltd. was incorporated on May 22, 1985 under the laws of the Province of British Columbia under the name Canadian Gravity Recovery Group Ltd. On June 14, 1985, the Company changed its name to CanAlaska Resources Ltd. On September 15, 1993, the Company consolidated its share capital on a four for one basis and changed its name to International CanAlaska Resources Ltd. On December 3, 1999 the Company consolidated its share capital on a five for one basis and changed its name to CanAlaska Ventures Ltd.

The Company's common stock (the "Common Shares") has been listed on the Canadian Venture Exchange (the "Exchange") since January 4, 1988 and is a Tier 1 Company. The Company has been trading on the OTC Bulletin Board in the United States under the symbol ICSKF since July 20, 1999 and under the symbol CVVLF since December 3, 1999.

The Company is a reporting company in British Columbia, Alberta, Ontario, Manitoba and Newfoundland.

The Company owns all of the issued and outstanding shares of the common stock of CanAlaska Resources Ltd., USA, a Nevada corporation (CanAlaska, USA).

The Company owns all of the issued and outstanding shares of the common stock of International CanAlaska de Mexico S.A. de C.V., a Mexican corporation.

As at April 30, 2001 the Company also has a 3.5% interest (1,290,500 shares) in International Freegold Mineral Development Inc., a reporting British Columbia corporation ("Freegold"), and a 5.5% interest (1,059,800 shares) in Pacific North West Capital Corp., a reporting corporation in Alberta, British Columbia, and Ontario.

The Company's principal business office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3 and its registered office is located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3. The Company's telephone number is: (604) 685-1870.

2.2 Intercorporate Relationships

Organizational Structure

The intercorporate relationship that exists between the Company and the primary subsidiary, CanAlaska Resources Ltd., USA is 100%, as at the date of this Annual Information Form.

The Company owns all the issued and outstanding shares of the common stock of International CanAlaska de Mexico de C.V., a Mexican Corporation.

Corporate Information

The Company's business address and executive offices are located at 2303 West 41st Avenue, Vancouver, British Columbia. The Company's telephone number is (604) 685-1870 and the Company's fax number is (604) 685-6550. The Company's agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

Write-off of previous mineral property interests

The Company is a natural resource company principally engaged in the acquisition, exploration and development of resource properties of merit. The Company has acquired certain interests and entered into agreements to acquire certain interests in and to certain mineral property interests located in British Columbia, Manitoba, Ontario, Quebec, Labrador, Canada, Alaska, USA, Mexico, Panama, and Venezuela.

During the year ended April 30, 1999, the following mineral property write-offs were recorded:

- agreements regarding mineral claims in the Timmins area of Ontario were terminated resulting in a $1,038,169 write-off;

- agreements regarding mineral claims in Mexico were terminated resulting in a $267,388 write off;

- an agreement regarding mineral claims in Panama was terminated resulting in a $401,409 write-off; and

- an agreement regarding mineral claims in Venezuela was terminated resulting in a $26,194 write-off.

During the year ended April 30, 2000, the following mineral property write-offs were recorded:

- an agreement regarding mineral claims in the Thunder Bay area of Ontario was terminated resulting in a $30,720 write-off;

- additional costs of $38,000 were written-off regarding mineral claims in Mexico that were written-off in the previous year; and

- additional costs of $17,032 were written-off regarding mineral claims in Panama that were written-off in the previous year.

During the year ended April 30, 2001, the following mineral property write-offs were recorded:

- due to market conditions and the lack of exploration undertaken on the Zeballos, British Columbia property, $656,462 of mineral costs were written-off;

- the Company abandoned mineral claims in the Lac Rocher area of Quebec resulting in a $53,805 write-off; and

- due to market conditions and the lack of exploration undertaken on the Labrador property, $1,289,494 of mineral costs were written-off.

3.2 Significant Acquisitions and Significant Dispositions

Write-off of previous mineral property interests

The Company is a natural resource company principally engaged in the acquisition, exploration and development of resource properties of merit. The Company has acquired certain interests and entered into agreements to acquire certain interests in and to certain mineral property interests located in British Columbia, Manitoba, Ontario, Quebec, Labrador, Canada, Alaska, USA, Mexico, Panama, and Venezuela.

During the last three years the following write-offs of mineral property interests are significant dispositions that represent more than 10% of the book value of the Companies mineral properties:

- during the year ended April 30, 1999, agreements regarding mineral claims in the Timmins area of Ontario were terminated resulting in a $1,038,169 write-off;

- during the year ended April 30, 2001, due to market conditions and the lack of exploration undertaken: (1) the Zeballos, British Columbia property, $656,462 of mineral costs were written-off; and (2) the Labrador properties, $1,289,494 of mineral costs were written-off; and

- during the year-ended April 30, 2001, due to ongoing losses of WebDispatchers, a long term investment in a private company, involved in software development, $525,157 was written-off.

3.3 Trends

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Risk Factors

Exploration and Development Risks

All of the claims owned by the Company are in the exploration stages only and are without a known body of commercial ore. Development of the Company's mineral properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine

life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

Limited Operating History; Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow. The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its Common Shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may generate additional working capital through the operation, development, sale or possible the joint venture development of its properties, there is no assurance that any such funds will be available for operations. See also "Additional Funding Requirements".

No Proven Reserves

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this Annual Information Form, full investigation of legal title to each such property has not been carried out at this time. Any of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims (including Innu land claims which are currently outstanding against all properties in the Labrador Region of Newfoundland), and title may be affected by undetected defects. Although the Company has obtained a title opinion in relation to the Labrador Project (as hereinafter defined), such opinion is no guarantee that title to such properties will not be challenged or impugned. The Company's properties consist of recorded mineral claims and patented mineral claims which have not been surveyed, and therefore the precise area and location of such claims may be in doubt.

While the Company has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undeeded claims.

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

Exploration Stage Risks; Lack of Cash Flow; Additional Funding Requirements

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow. The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to all the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties. The Company presently has sufficient financial resources to undertake all of its currently planned exploration and development programs. The development of any ore deposits found on the Company's exploration properties depends upon the Company's ability to obtain financing through debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations.

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the Company's ability to acquire additional attractive gold mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Although the prices of nickel, copper, cobalt and palladium have been relatively stable, no assurance may be given that prices will remain so; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

Environmental Regulation

All phases of the Company's operations in Canada and the United States are subject to environmental regulations. Environmental legislation in Canada and the United States is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Compliance with Laws and Regulations

Newfoundland

Legislation and implementing regulations implemented by the Newfoundland Department of Natural Resources directly affect the mining industry in the Province of Newfoundland and Labrador where the Company owns most of its mineral claims. In

particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Exploration involving mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been reviewed by the Department of Natural Resources and an Exploration Approval issued, on such terms and conditions deemed necessary and prescribed by the Minister.

A Licence of Occupation under the Newfoundland Lands Act is required for a camp location where use or occupation of the camp is proposed to involve long term, seasonal or permanent use and occupation of the camp, or involves ground disturbance. Any clearing of areas in order to construct camps, must comply with the Newfoundland Forestry Act and Regulations, and the Company must comply with the reclamation requirements pursuant to the Mineral Act.

Pursuant to the Newfoundland Historic Resources Act, if drilling is planned the Company may be required to hire an archaeologist to ensure the work does not disturb any archaeological sites.

If any mines are developed on any of the Company's properties, those mining operations will also be subject to various laws and regulations concerning development, production, taxes, labor standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on the Company.

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation. All but one of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liability of any of the Company, such directors or officers under the United States federal securities laws. The Company has been advised by its Canadian counsel, that there is substantial doubt as to whether Canadian courts would (i) enforce judgements of the United States courts of competent jurisdiction obtained against the Company, such directors, or officers predicated upon the civil liabilities provisions of such securities laws or (ii) impose liabilities in original actions against the Company or their respective directors and officers predicated solely upon such securities laws. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder. Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

Adequate Labor and Dependence Upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. However, the Company maintains key man insurance on Harry Barr, and intends to add key man insurance for other integral members of its management.

Work Program Advances to Optionees

The Company has advanced funds to certain optionees of its properties to enable them to meet their minimum work commitments on those properties.

Forward Looking Statements

This Annual Statement contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results.

Stage of Development

All of the Company's properties are in the exploration and development stage. As a result there can be no assurance that the Company would be able to develop and operate any of these projects profitably, or that its activities will generate positive cash flow.

Exploration for minerals is a speculative venture involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Additional Financing

The Company's ability to continue exploration and development of its properties will be dependent upon its ability to raise additional financing. No assurances can be made that the Company will be able to raise such additional capital.

Marketability

The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, proximity of the necessary infrastructure, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted.

Uncertainty of Title

The Company's various property interests may be subject to prior unregistered claims or agreements of transfer.

Mining Insurance

The Company may become subject to liability for cave-ins, pollution or other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the Company's financial position. The directors of the Company know of no such liability pending or otherwise at this time.

Limitations on Enforceability

All or a substantial portion of the assets of the Company are located outside Canada. As a result the ability of investors to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada may be adversely affected.

Political Instability

The Company's properties may be affected by the extent of the political stability in each country in which the properties are located and the nature of government regulation relating to the resource industry and foreign investors therein. Changes in regulation or shifts in political conditions are beyond the control of the Company and may adversely affect its business and its holdings.

Gold and Other Mineral Prices

The price of gold, as well as other precious and base metals, has experienced volatile and significant price movements over short period of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (including the U.S. dollar relative to the Canadian dollar and other currencies), interest rates, global or regional consumption patterns, speculative activities and increases in production due to improved mining and production methods. The supply of and demand for gold and other precious and base metals are affected by various factors including political events, economic conditions and production costs in major mineral producing regions.

Currency Conversion and Exchange Rates

A portion of the Company's estimated administrative and property payment budgets are based on assumptions about the stability of current currency exchange rates. Exchange rate fluctuations could make the Company's current budget estimates unreliable.

Laws and Regulations

United States

Federal legislation is being considered in the United States which, if passed, will affect mining laws in the United States. The legislation proposes to abolish the patent system of mineral tenure, under which a patent applicant with a valuable mineral discovery on federal lands can purchase the fee title to those lands, and provide for the payment of some combination of royalties and holding fees. The legislation may also include various environmental and land-use requirements which may restrict or, in some cases, prevent mining operations. Virtually none of the mineral reserves on the properties in which the Company holds direct or indirect interests are within unpatented claims. However, as a number of the Company claims are unpatented and on federal lands, any such changes in federal legislation could have an impact on the value of the Company properties in the United States. To date, the Company does not believe such legislation has been enacted.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

Write-off of previous mineral property interests

During the last three years the following write-offs of mineral property interests are significant dispositions that represent more than 10% of the book value of the Companies mineral properties:

- during the year ended April 30, 1999, agreements regarding mineral claims in the Timmins area of Ontario were terminated resulting in a $1,038,169 write-off;
- during the year ended April 30, 2001, due to market conditions and the lack of exploration undertaken: (1) the Zeballos, British Columbia property, $656,462 of mineral costs were written-off; and (2) the Labrador properties, $1,289,494 of mineral costs were written-off; and
- During the year-ended April 30, 2001, due to ongoing losses of WebDispatchers, a long term investment in a private company, involved in software development, $525,157 was written-off.

4.2 Asset-backed Securities Outstanding

The Company presently has no asset-backed securities outstanding. Therefore, this section is not applicable to the Company.

4.3 Mineral Projects

Property, Plant and Equipment

The Company's principal mineral properties and claims are situated in British Columbia, Labrador, Ontario and Quebec, Canada; and Alaska, USA.

There are no known commercial bodies of ore on any of the properties or claims in which the Company has an interest. The Company's activities with respect to such properties and claims constituted and will constitute an exploration search for such ore.

A. RAINBOW HILL PROJECT, ALASKA

Property Description and Location

Through its wholly-owned subsidiary, CanAlaska Resources Ltd. USA, the Company has acquired an interest in the 61 lode mining claims located in the State of Alaska, U.S.A., which comprised the "Rainbow Hill Project." CanAlaska Resources Ltd. USA was incorporated under the laws of the State of Nevada on May 16, 1988 and was registered to transact business in the State of Alaska on December 9, 1988.

The Valdez Creek Claims portion of the Rainbow Hill Project consists of a total of 10 unpatented federal lode mining claims (collectively, the "Valdez Creek Claims") all of which are wholly owned and free and clear of all rents or royalties. The Gold Hill claims portion of the Rainbow Hill Project consists of a total of 51 claims (collectively, the "Gold Hill Claims"), all of which are controlled by the Company through an agreement with Evolution Gold Resources Ltd. ("Evolution"). The Valdez Creek Claims and the Gold Hill Claims are collectively referred to as the "Rainbow Hill Claims".

The Company acquired the Valdez Creek Claims pursuant to an agreement with Go North Distributing Company ("Go North") dated June 27, 1988, as amended September 29, 1988 (the "Go North Agreement"). In consideration therefor, the Company paid the sum of US $25,000 and issued 50,000 Common Shares in its capital stock at a deemed price of $0.595 per common share to Go North. Since the date of execution of the Go North Agreement, all but the ten above-referenced Valdez Creek Claims have been relinquished by the Company.

The Company was granted an option to acquire up to a 50% interest in the Gold Hill Claims from Evolution, pursuant to an agreement dated for reference November 24, 1989, as amended September 21, 1994 and as amended November, 1995 and further

amended October, 1999 (the "Gold Hill Agreement"). Pursuant to the terms of the Gold Hill Agreement, the Company has paid to Evolution US $28,500. In addition, the Company agreed to expend US $50,000 by July 1, 1996 and a further US $200,00 by July 1, 2005 on exploration and development of the Gold Hill Claims. The Estate of Kelly Dolphin (Mr. Dolphin was a former Director of the Company), holds a 3% NSR on the Gold Hill Claims.

During 1993/1994 the Company paid a total of US $53,352 in deferred federal and state fees on the Rainbow Hill Claims. To date, the Company has incurred US $969,044 in deferred exploration expenditures.

The Company and Evolution have a common director. Mr. Harry Barr, a Director of the Company, is also a director of Evolution. Evolution is a private company in which Mr. Barr has approximately a 33-1/3% interest. The remaining 66-2/3% interest in Evolution is held equally between the Estate of Kelly Dolphin (a former Director of the Company), and a relative of this former Director. See Item 13. "Interest of Management in Certain Transactions."

The Company has a 100% interest in eleven lode mining claims. In 1988, the claims were acquired for a cash payment of US $25,000 and the issuance of 37,500 post-consolidation shares of the Company (issued at $2.40 per share).

The following italized text has been reviewed by David D. Adams for inclusion in this AIF. David Adams is the author of the technical report on file with SEDAR on the Rainbow Hill Property, dated December 1996, and revised March 2002.

Accessibility, Climate, Local Resources Infrastructure and Physiography

The Rainbow Hill Project Area is located approximately 10 miles north of the Denali Highway, an all weather gravel road, maintained year round by the State of Alaska. The project area can be accessed by road from Cantwell, located approximately 55 miles to the west, or from Paxson located approximately 75 miles to the east. To reach the project by road one must turn north onto the Valdez Creek access road located approximately 0.5 miles east of the Susitna River bridge on the Denali Highway. The road parallels the river for approximately 5.0 miles before winding east into the Valley of Valdez Creek. The road passes through the reclaimed area of the Valdez Creek Mine, which was deactivated in 1996, and past a lake formed from a mine pit. Approximately 5.5 miles up the valley from the mouth of Valdez Creek the road crosses a shallow spot in the creek. The Rainbow Hill project lies approximately 1.5 miles beyond this crossing. There is also an unmaintained airstrip, suitable for small fixed wing traffic, located adjacent to Valdez Creek near the mouth of White Creek.

The Rainbow Hill project includes a portion of the Western Clearwater Mountains, subsidiary mountain belt of the southern Alaskan Range. Elevations in this

project area range from approximately 3,000 feet to 6,000 feet above sea level. Topography consists of a glacially dissected terrain with steeper ridges located to the south and generally subdued topography to the north. Vegetation consists of minor brush along some of the streams and alpine tundra dominating at elevations above about 3,500 feet. The area receives heavy snowfall during the winter months and is generally clear of snow from approximately mid June to mid September.

History

Early geologic investigations of the Clearwater Mountains by the US Geological Survey were the first to discuss the regional geology of the Rainbow Hill Claims. Government geologists who completed regional geologic studies in the 1930's and 1940's also mentioned some of the known mineral occurrences in this area. Alaska state agencies, including the Alaska

DGGS and the University of Alaska, completed topical studies concerning the mineralization in the region during the 1960's. The Alaska DGGS facilitated a cooperative project to acquire an aerial magnetic survey of the district in 1993.

Serious exploration efforts to evaluate the lode gold potential in the headwaters of Valdez Creek began in the early 1980's. Reconnaissance sampling has been conducted on both Gold Hill and Lucky Hill. Affiliates of the Company staked the Gold Hill/Lucky Hill area in 1983 and began reconnaissance sampling and mapping programs soon thereafter. During 1988, grid-based soil sampling and detailed rock sampling was completed on Lucky Hill. The following year, the Company excavated 12 trenches (totalling 1,200 feet) along with chip channel sampling and detailed geologic mapping on the south flank of Lucky Hill. This work resulted in the discovery of the TMC zone. (TMC is a generic name given to one particular mineralized area.) The Company drill tested the TMC zone in September, 1989 by collaring 7 RVC drill holes (1,507 feet). Results stimulated an expanded drilling on the TMC zone and exploration of other prospects in the Lucky Hill/Gold Hill area during 1990. Exploration of the TMC zone during 1990 included 11,770 feet of RVC drilling 27 drill holes, 3,002 feet of diamond core drilling 11 drill holes, 32,850 line feet of IP/resistivity surveys and 15,350 line feet of VLF-EM surveys. Grid-based soil sampling and detailed rock sampling and mapping in the Lucky Hill/Gold Hill area were also included in the 1990 program. During 1991 through 1994 the Company continued reconnaissance exploration of the Lucky Hill/Gold Hill area and staked additional claims in outlying areas. The Company and the USGS are completing a cooperative study of the detailed geochemistry and age of gold mineralization in the Valdez Creek Mining District.

Geological Setting

The Valdez Creek area lies in south central Alaska and straddles a major, northeast-trending suture known as the Broxson Gulch thrust fault (BGF). The BGF

separates island arc terranes to the southeast, including Wrangellia and the Clearwater terrane, from continental margin arcs and other terranes and assemblages to the northwest, including the Maclaren terrane and Kahiltna overlap assemblage. The metamorphic grade increases from south to north and most rocks in the area have been subjected to some degree of dynamic metamorphism. All of the known lode and placer gold mineralization in the Valdez Creek area occurs within the Maclaren terrane.

The Maclaren terrane, a continental margin arc sequence, generally includes the Kahiltna overlap assemblage in the Valdez Creek area because of their similar ages and common metamorphic history. The Kahiltna "flysch" was formed in a deep marine setting and consists of massive argillite and meta-graywacke with minor meta-siltstone, meta-tuff and meta-volcaniclastic rocks in fault contact with Wrangellia along the BGF. An upper age limit for the flysch sequence of Early Cretaceous is provided by K-Ar ages of 130 and 143 Ma (biotite and amphibole, respectively) obtained from the Eldorado Creek pluton which intrudes the sequence.

Mineralization

Gold mineralization in the Rainbow Hill Claims occurs as discrete zones of auriferous sulphide-carbonate-quartz stockworks and veins which generally trend east west and dip variably north or south. Often the mineralized zones contain at least one set of larger veins and associated stockworks near the center. The geometry of the larger veins varies from nearly parallel with the dominant foliation to highly discordant. The gold-bearing zones are intimately related to structural zones as evidenced by well developed shear fabrics within these zones and the crosscutting relation with stratigraphy. Certain competent lithologies, including meta-diorite, meta-hornfels and massive argillite and greywacke, were susceptible to increased fracture permeability due to the competency contrast with enclosing argillite or phyllite. As a result, gold mineralization is enhanced near the margins of these competent host rocks and at intersections of shears with these rocks.

Typically, the gold mineralized zones consist of a central area of intense silicification, sericitization and carbonatization In the Lucky Hill/Gold Hill area the mineralization is particularly well developed in intrusive host rocks and gold values are typically highest at and near the contact with metasedimentary rocks such as argillite and phyllite. A halo of moderate chloritization locally overlaps the central alteration types. Weak to moderate silicification, sericitization, carbonatization and local tourmalinisation tends to form much broader halo extending up to several tens of meters outward from the central alteration zone. Anomalous arsenic typically forms an even broader geochemical halo around the gold mineralized zones. Mineralogy of the veins and stockworks includes quartz, carbonate, mica, sulphides and gold in decreasing abundance. Carbonate minerals include calcite and ankerite and micas include muscovite, sericite and chlorite. Muscovite is the most common mica constituent but chlorite is locally more abundant. Both chlorite and sericite occur as vein selvages or as

vein envelopes up to 10's of feet in width. The most abundant sulphide minerals are pyrite and arsenopyrite; minor pyrrhotite, chalcopyrite and galena and local stibnite and sphalerite. Higher gold contents generally correlate with higher sulphide contents

Gold mineralization on the Rainbow Hill Claims dosely resembles mesothermal gold ore deposits of the Juneau Gold Belt, Alaska, the Mother Lode district, California and the Bridge River district of British Columbia, Canada. The metamorphic and structural characteristics as well as fluid inclusion and sulfur and oxygen isotopic data from these areas are quite similar to those in the Valdez Creek district.

Exploration

In 1995, mapping and soil sampling was completed on the Rainbow Hill Claims at a cost of $54,675. Based upon airborne magnetic surveys and extensive hornfelsing the Company believes that the entire Lucky Hill/Gold Hill area is underlain by a shallow metaigneous complex and several targets have been identified for detailed sampling and mapping. These and other targets outside of the Gold Hill and CA claim blocks have had little or no exploration work and also warrant further investigation.

During 1996 a first phase of drilling was completed on the Gold Hill Prospect. Five reverse-circulation (RVC) drill holes totalling 1,400 feet were centered on a gold-in-soil geochemical anomaly and an overlapping geophysical anomaly on the north flank of Gold Hill. The drilling intersected numerous diorite dikes and breccia zones but did not intersect the Gold Hill diorite stock which is exposed less than 1,000 feet west of the drill holes. Anomalous gold values (up to 1,950 ppb gold) are associated with the dikes and breccias and with pervasive quartz-carbonate-tourmaline alteration.

A second phase drill program has been recommended to investigate the Gold Hill and TMC zones at an estimated cost of US$526,784. The Company is currently seeking a joint venture partner to carry out additional exploration on the property.

Drilling

The Phase 1 drill program on the Gold Hill Prospect consisted of five RVC drill holes which were completed between September 13th and September 29th, 1996. The drill holes are located just east of the Gold Hill diorite stock and within a northwest –trending dike swarm, associated with the stock. The north dipping Lucky thrust fault is exposed just south of the drill holes. The drilling targeted the source of gold-anomalous rock and soil samples, the source of auriferous fault breccias forming rubble, and geophysical anomalies on the north flank of Gold Hill. The drill samples were analyzed for gold by atomic absorption and standard fire assay and for a suite of 32 trace elements.

A North-South drill section constructed through the prospect indicates there is a persistent low grade gold mineralization in the upper portions of the drill holes. The gold

mineralization is associated with a series of north-dipping, altered diorititc dikes. Higher gold values appear to be localized along the faulted contact zones of the dikes. Quartz-carbonate and tourmaline alteration is ubiquitous. Gold mineralization is associated with zones of intense arsenopyrite-pyrite-sericite-calcite-quartz stockworks and with quatz-carbonate-tourmaline-altered fault breccias hosted in biotite schist, biotite-tourmaline-quartz-hornfels and hornblende diorite dikes.

Approximately 34% of all drill holes returned gold values greater than 100 ppb which suggests anomalous gold values are widespread. Anomalous arsenic values are also quite common, which agrees with the observation of ubiquitous fine-grained arsenopyrite in the drill cuttings.

Several rock samples were collected from rubble on or near the drill pads. One sample consisting of sheared, quartz-sericite altered quartzite with vuggy quartz pyrite veinlets returned a gold value of 24g/t.

Summary of the RVC Drilling Intercepts and Gold Values for the 1996 Gold Hill Prospect Phase 1 Drill Program

Drill Hole	Azim	Inclination	Collar Elevation (Feet)	Intercept (Footage)	Width (Feet)	-150 Mesh Fire Assay (opt gold)
GHR-96-1	---	-90	4,850	0-175	175	0.008
Including				15-35	20	0.028
"				140-155	15	0.023
"				140-170	30	0.016
GHR-96-2	137	-60	4,850	0-160	160	0.005
Including				15-55	40	0.01
"				150-160	10	0.22
GHR96-3	--	-90	4,400	0-135	135	0.003
including				130-135	5	0.022
				230-240	10	0.011
				315-320	5	0.013
GHR96-4	--	-90	4,600	0-210	210	0.004
				60-70	10	0.023
				110-125	15	0.009
GHR96-5	---	-90	4,575	0-305	305	0.004
				20-35	15	0.012
				215-220	5	0.039
				215-305	90	0.006
				290-305	15	0.012

Intercepts selected using lower cutoff of approximately 0.003 opt. Gold.

TMC Zone Drill Inferred Gold Resource – Addendum dated March 2002

A preliminary drill-inferred gold resource estimate for the TMC zone is based on intercepts obtained from 1989 and 1990 RVC and diamond core drilling, although surface trench rock chip channel sample intervals are sited in two instances as supportive evidence. The gold resource does not represent "proven" ("measured") resource or reserve, nor does it represent an economic valuation of the project. Here the term "drill-inferred resource" is comparable to a "inferred mineral resource" as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (2000).

Sampling Method and Approach

A wide variety of rock and soil samples were collected during exploration program at Rainbow Hill. Such samples included rock grab samples (with obvious mineralization), rock chip channel samples, lithology characterization samples (where no mineralization was apparent), shovel soil samples in B horizon soils, 5 foot composite samples from reverse circulation drilling and variable lengths of diamond core split with a rock saw on-site.

Sample Preparation and Analyses and Security

All samples were stored in a secure warehouse at the project base camp managed by Canalska's prime geological contractors, Fairbanks Exploration Inc. and Spectrum Resources. Samples were delivered via truck by a Canalaska employee to Bondar Clegg and/or Chemex Labs at their preparation laboratory facilities in Anchorage. Analytical work consisted of a variety of industry accepted methods, including gold by fire assay and multi-element inductively coupled plasma (ICP) or induced neutron activation analysis (INAA) analyses.

Data Verification

Metallic screen analyses were conducted on selected samples from the property to determine the accuracy and repeatability of standard –150 mesh assays. Significant nugget effect was observed in higher grade samples where coarse gold was observed in hand specimens. Limited check assay or standards were used besides internal blanks and standards used by Bondar Clegg and Chemex.

Interpretation and Conclusions

Recommendations for increasing the net value of the Rainbow Hill Project calls for continued RVC drilling and some limited diamond core drilling. Drilling along down dip extension of the TMC zone has excellent potential to increase the current estimate. Additional drilling at the Gold Hill prospect would greatly enhance the geologic

understanding and potentially add to the drill-inferred resource of the property. Exploratory drilling of other prospects, including the Lucky Top and Lucky Saddle prospects, would also greatly enhance understanding of the subsurface geology in these areas.

As of 2002, the above recommendations have been not carried out, due to the current low gold prices. The property has been maintained pending a increase in the price of gold. The annual rents for 2001 have been paid.

Recommendations

The 1997 exploration plan I recommended for the Rainbow Hill project focuses on continued RVC drilling. Prioritized drill targets include the Gold Hill Prospect, the TMC zone, the Lucky Saddle Zone, and the Lucky Top prospect. Drilling at the Gold Hill prospect should be designed to follow-up low grade gold mineralization discovered on the north flank of Gold Hill during the 1996 drilling campaign. A 3,000 ft drill program was recommended to accomplish this goal at an estimated cost of $201,706 (1996 estimate). Additional drilling should also be carried out on the TMC zone to increase the current drill-inferred resource and move it towards classification as drill-indicated. Phase 2 drilling should consist of approximately 6,000 feet of diamond drilling targeted on these same prospects.

B. LABRADOR PROJECT

Effective, August 1, 2001 the Company has a direct and indirect interest in 308 mineral claims located in Labrador, Newfoundland.

1. Mineral Licences 785M and 787M

The Company has a 50% interest in mineral licences 785M and 787M. Licence 785M consists of 60 claims and licence 787M consists of 72 claims. Licence 785M is located approximately 10 km to the south of the Voiseys's Bay deposit. Columbia Yukon Resources Ltd. ("CYR") has a 50% interest in these claims, which was earned under an option agreement between the two companies dated February 21, 1995. CYR and the Company subsequently entered into a Joint Venture Agreement dated March 6, 1997 with respect to the two claim groups. The Joint Venture Agreement provides for a management committee in which the Company and CYR have equal representation. CYR is the initial operator. The Company owns a 1.5% NSR and CYR a 1% NSR. In the event that the Company's working interest is diluted to 10% or less it converts to a 10% net profits interest.

Mineral Licence 785M

CanAlaska has no plans to expend funds on this project in 2002. The Property is being maintained and is in good standing until December 22, 2005.

Mineral Licence 787M

The Company has no plans to carry out exploration on 787M in 2002. The licence is being maintained and is in good standing until December 22, 2006.

2. Mineral Licence 5446M

The property is in good standing until April 24, 2003.

3. Mineral Licences 972M and 973M

Ownership

Mineral licences 972M, and 973M, are 100% owned by the Company. On December 5, 1997 the Company entered into an option agreement with Pacific Northwest Capital Corp. ("PFN") whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage. PFN has vested with a 50% interest in the properties.

Licence 972M

This property comprises 112 claims, located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voiseys Bay Cu-Ni-Co deposit.

Mineral licence 972M is in good standing until February 9, 2006.

Licence 973M

Is located 70 km west northwest of Nain and 2 km south of Tasialuk Lake.

Mineral licence 973M is in good standing until February 9, 2003.

C. QUESNEL CANYON PLACER GOLD PROJECT

Ownership

The Company has a 100% interest in a placer lease located in the Cariboo Mining District, British Columbia.

By an agreement dated January, 1995, and amended February, 1996, July, 1996 and June 1999, the Company has granted Monitor Gold International Corporation ("Monitor") an option to purchase a 100% interest in the claims by paying to the Company $50,000 per year beginning in September, 1999, and thereafter in each July, until the total of $327,000 is paid. After the total is paid in full, the Company will retain 3% of gold production for the life of the project. The Company has received $50,000 to date from Monitor. As of July, 2001, Monitor has not made the next payment and the agreement is in default.

D. ZEBALLOS PROJECT

Ownership

The Company acquired a 50% interest in the Zeballos Property from New Impact Resources Inc. (now Consolidated Impact Resources Inc.) ("New Impact"), a reporting company listed on the Vancouver Stock Exchange (renamed the Canadian Venture Exchange), by an agreement dated August 23, 1988, as amended November 10, 1988. The Zeballos Project consists of 22 Crown granted and 13 reverted Crown granted mineral claims located in the Alberni Mineral Division, Province of British Columbia (collectively, the "Zeballos Property"). The Company has subsequently entered into a joint venture with New Impact. The Company acquired a further 6% interest in and to the Zeballos Property due to increased expenditures on the Zeballos Property, for a total interest of 56%.

The Zeballos Property is in good standing until December 13, 2002. The Company does not intend to carry out further exploration of the Zeballos Property in the immediate future and not before the price of gold increases significantly from its current level.

E. QUEBEC

1. Glitter Lake

Pursuant to an agreement dated February, 1999, the Company has acquired the right to earn a 100% interest in 91 claims upon payment of staking costs of $32,667 and the issue of 200,000 shares of the Company.

The Company issued 50,000 shares and a further 150,000 shares are to be issued in stages based on work performed on the properties. The properties are subject to a 1.5% NSR upon commencement of commercial production. The share issuance on the property are subject to a 5:1 rollback that took place in December 1999. The Property is in good standing until April 23, 2003. The Company has no plans to expend additional funds on the property at this time.

2. Otish Moutain Area. Quebec

The following has been extracted from a technical report entitled : A Report on the Otish Mountain Area, prepared for CanAlaska Ventures Ltd. by P.E. Walcott, P.Eng – March 2002.

Property Description and Location

The claims, which comprise the Property, are registered in the name of Artik Geosciences Ltd, a private Ontario company at arm's length to CanAlaska. CanAlaska may earn a 100% interest under an Agreement dated December 6th, 2001 for the following consideration: paying 10% of the first $300,000 in exploration expenditures to Artik, based upon Artik being the field operator; and 10% of subsequent expenditures up to an additional $220,000 for a maximum of $250,000 (paid in the event CanAlaska or a partner of CanAlaska expends an additional $2.2 million on the properties). A bonus of $25,000 is payable to Artik in the event kimberlite is discovered on one of the properties with an additional $50,000 payable if the kimberlite is diamondiferous. CanAlaska will issue 200,000 shares to Artik upon regulatory approval of the agreement. Artik will retain a 3% net smelter royalty (NSR) on the properties in the event of commercial production. Within 90 days of commencement of commercial production, CanAlaska can purchase 1% or 2% NSR from Artik for US$1.5 million per 1% NSR with Artik retaining a minimum 1% NSR.

The center of the Property is located some 275 km north east of the city of Chibougamau, Quebec. The Property consists of three main blocks; Otish 1, 2, and 3, and 6 smaller satellite blocks).

None of the claims have been legally surveyed. The claims were located by Artik Geoscience Ltd. of Ottawa, Ontario on behalf of CanAlaska Ventures Ltd. utilizing the map staking facilities of the Ministry of Natural Resources (Quebec) website.

Accessibility, Climate, Local Resources, Infrastructure And Physiography

Access to the property is by float/ski equipped fixed wing or rotary aircraft. The Property is located approximately 275 km north east of the town on Chibougamau. Quebec. Chibougamau is a small resource dependant town that is the main supply site

for the James Bay Region. The population of Chibougamau totals 8,664 as of the 1996 Census date (source: Statistics Canada).

The Otish Mountain area is sparsely populated, and is essentially a seasonal hunting and trapping ground for the local First Nation People. The climate of the Otish Mountain area is characterized by long winters, generally extending from late October until mid April. Annual precipitation levels are approximately 80cm, with several metres of snowfall accumulation throughout the winter. Temperatures ranges between a median -20°C in January to comfortable daytime highs of 14° during the summer months.

The Otish Mountain area is transected by the Otish Mountains, a prominent northeasterly trending range that protrudes some 500 metres above the shield floor.

The shield area is dominated by numerous lakes, many of which are not suitable for access by fixed wing aircraft, and countless southwesterly trending eskers. Vegetation consists of sparse spruce and pine on the higher elevations, while the lowlands are mostly muskeg or wet marsh.

No proper infrastructure exists in the area, although supplies could be moved by either the nearer route, the non-maintained winter road to the shutdown Eastmain Mine in the southern part of the area, or by the more distant northern route, the paved road to Radisson and thence eastwards by all weather gravel road some 350 km to LG4 in the northern part, where accommodation, airstrip, helicopter site and seasonal float planes are available.

History

Mineral exploration is not new to the Otish Mountain area and, as in many regions of Canada, its potential for base and precious metals has been assessed on several occasions.

The most extensive exploration was conducted between 1974 and 1984 in the search for viable uranium deposits without economic success. Some of the more notable companies involved in this exploration were Rio Tinto, Uranerz, Inco, Shell, Phelps-Dodge, Noranda, Seru Nuclear and Esso.

In 1980 while investigating a linear magnetic feature that terminated in a circular shaped one at its western end, Uranerz intersected an ultramafic body, the kimberlitic composition of which was noted. In 1998, after a later petrographic study had confirmed the rock as a kimberlite, Ditem re-examined the magnetic features and drilled six holes into the circular feature. Four macrodiamonds (a macrodiamond has a dimension of greater than 0.5mm in any direction) were recovered from the 96 kilograms sent for caustic dissolution, one of which was 0.96mm in length. The subsequent 6 tonne mini-

bulk sample proved disappointing and did not yield a single macro diamond, using a 0.8mm cutoff.

The base and precious metals search met with marginal success with the discovery and subsequent mining of the Eastmain Deposit by MSV Resources for a limited time. The mine is presently mothballed but its unmaintained service road may provide eventual winter access to the area).

Exploration for diamonds in the Otish Mountain Region of Quebec is a relatively recent phenomena. To date there are over 60 companies active within the region, the most notable of which are the Ashton/Soquem and the BHP/Majescor joint ventures. Ashton Mining of Canada and Soquem Inc. entered into a joint venture in early 1996 to explore for diamonds in the Otish Mountain area of Quebec. At present each company holds a 50% interest and Ashton acts as field operator. The 2001 exploration program was highly successful for Ashton as it not only identified indicator minerals associated with geophysical anomalies but also on subsequent drill investigations of 4 geophysical targets, it discovered two diamondiferous kimberlites, the Renard I and II. Majescor and BHP hold the other major land position within the Otish Mountain areas, the Portage property. To date exploration has identified a significant train of indicator minerals which suggests the presence of kimberlitic material on the property.

Geological Setting

The Archean Superior Craton forms the core of the North American continent, surrounded on all sides by the Proterozoic orogens. It has been subdivided into various subprovinces and/or regions characterized by rocks of similar type, structural style, metamorphic grade, geophysical characteristics etc.

The area north of the Abitibi Subprovince is known as the James Bay Region, conditionally divided into plutonic, metasedimentary, and granite–greenstone domains. The Otish Mountain diamond area is located these domains, just north west of the Proterozoic Otish and Mistassini basins, which are marginal to the Grenville Front .

Rocks of these sedimentary basins consist of quartz pebble conglomerate, arkose, quartzite, etc. unconformably overlying the basement complex. Radioactive (presumably uranium) showings in the quartz-pebble conglomerate are known throughout.

The basement lithologies in the area, presumed to be of Archean age, consist of migmatitic paragneiss, granite, granodiorite, with metavolcanic and metasedimentary rock sequences in narrow, east-west trending belts .

Mistassini dykes (1926-1960 Ma) consisting of quartz tholeiitic to peridotitic rocks, trend north-westerly through the area. These dykes are cut by Otish dykes and sills

(ca. 1600 Ma) that run north and north-easterly. These are readily seen on the composite airborne regional low resolution magnetic survey of the area .

Extensive unconsolidated Pleistocene glacial material covers most of the area in various forms, deposited from the last ice advance from N30°.

Moorehead et al (1999) compiled the kimberlitic occurrences of the eastern Superior Craton on a plot of large scale brittle fault zones and alkaline intrusions. The latter presumably have deep crustal expressions and could be permeable to alkaline magmatism (Figure 7), thus providing passageways for ascending kimberlitic magmas.

The Otish diamond area borders of lies just north of the 400 km long by 110 km wide N330° trending Temiscamie-Corvette corridor; a zone of weakness having no apparent magnetic signature and/or definition .

According to Moorhead et al, dyke swarms mark magmatic episodes related to periods of crustal extension of the craton. These extension zones could serve as conduits for kimberlitic magma.

It is well known that a significant portion of kimberlites worldwide occur near dykes, as clearly exemplified by the Lac de Gras area of the Slave Craton.

Local Geology

Block 33A01 – Otish 1

This block is underlain by metasedimentary rocks and granitic intrusions. A northwesterly Mistassini dyke cuts across the west part of the claim block. This is readily apparent from the regional magnetic signature, where some northeasterly trending structures are also discernible.

Block 33A15 – Otish 2

This block is mostly underlain by gneissic metasediments with granitoids to the west. The latter are cut by the same north westerly trending dyke as above. This is also readily evident on the shadow regional map plot .

Block 23D13 – Otish 3

This block is underlain by gneissic metasediments to the north with an embayment of plutonic rocks in the south. The regional magnetic plot suggests the possibility of a north-easterly trending mafic dyke crossing the claim blocks.

Mineralization

No mineralization has been observed on the properties to date to the best of the writer's knowledge.

Exploration

Sampling

In 1998, BHP Diamonds Inc. carried out a helicopter supported reconnaissance heavy mineral sampling program with sample sites 3 km. apart on 50 km. spaced lines in a polygon block with approximate coordinates of latitude 51° and 57° N and longitude 66° and 72° W. The report on the analysis of these samples concluded that as very little kimberlite indicator minerals were observed (no G10 pyrope garnets), the area had very low potential to host diamonds – (Assessment Report GPI 59085 & 6).

A plot of the above lines suggest that a couple of till samples may have been taken on the eastern property on Sheet 23D with no resultant indicator minerals reported.

Magnetic Surveying

Regional low resolution airborne magnetic surveying is one of the many tools used in the search for and definition of large scale geological structures that could be representative of deep seated brittle fault zones that could be permeable to alkaline magmatism.

High resolution airborne (fixed wing and/or helicopter) and ground magnetics are the principal geophysical tools for kimberlite discrimination and delineation. Generally kimberlite exhibits a strong magnetic susceptibility up to 6 $x10^{-2}$ SI units, which results in a well defined magnetic anomaly. On occasions when there is strong remnant magnetic material in the kimberlite the expression is a that of a magnetic low.

Multiphase kimberlite can exhibit different susceptibilities for each phase resulting in a complex magnetic pattern, and at other times when the susceptibilities are low the existing magnetic contrast becomes too small for reliable delineation.

At the present time a high resolution fixed wing magnetic survey is being flown over the three properties.

The total magnetic intensity is measured by a cesium vapour sensor mounted in a tail stinger attached to the aircraft, operating at 100 metre terrain clearance. As the nominal aircraft speed is in the order of 130 knots, in the absence of winds this equates to a measurement every 6 – 7 metres along the 100 metre separated lines at 10 Hz. sampling.

In flight navigation control is by GPS interfaced to a Picodas navigation system PNAV 2001. A colour video camera will also record the flight path terrain beneath the aircraft.

Magnetic and navigation data will be corrected by reference to fixed magnetic and GPS base stations set up at the Chibougamau airport.

Deliverables after leveling and processing will be contoured plans of total magnetic intensity and calculated vertical gradient.

Drilling

No drilling has been carried out on the Property to date.

Sampling Method and Approach

As yet no sampling has been conducted on the properties. It is proposed to undertake till sampling in the summer months under the supervision of a qualified geologist. The sample will be screened on site to an appropriate size, bagged in labeled sample bags and stored in a secure location. A complete documented record of the sample vis-à-vis its weight, sampler, material observations, size, GPS location from which it was taken, will be maintained. The samples will be sealed and transported to the selected laboratory for processing.

On the identification of a KIM train(s) detailed sampling along with prospecting will be undertaken, in an effort to further narrow down the source. Ground magnetic surveying will also be carried out to better define possible drill targets.

Sample Preparation, Analyses and Security

As no samples have been taken, no reporting is necessary here. However it is expected that the sample will be concentrated by panning to a suitable weight, then treated with heavy liquid separation and/or caustic dissolution to produce a concentrate from which diamonds and other indicator minerals can be extracted by microscopic examination.

As mentioned previously the sample bags will be tagged, with a duplicate number placed inside. A list of samples will accompany the shipment. The sample shipment will be tracked on its way to the laboratory and its arrival noted. Access to the samples will be limited to authorized personnel with the results from the laboratory issued only to the Qualified Person (QP) who can release the information as needed.

Interpretation and Conclusions

The Otish Mountain area is an attractive area for diamond exploration, as it is located within a deep crustal structural zone (Moorehead, 1999) and is crossed by numerous mafic dykes, a situation favourable for the emplacement of kimberlite pipes.

The CanAlaska held properties are within 35 kilometres of the most recent diamond bearing kimberlite discoveries of Ashton/Soquem , well within the potential boundaries of a typical diamond field occurrence. Thus a possibility exists for the occurrences of diamondiferous kimberlite on CanAlaska's properties. ***However, it should be noted that the properties were established as "tie-on" claims to border and/or near border properties held by Ashton Mining of Canada Limited (Ashton) and Soquem Inc. (Soquem) and Majescor Resources Ltd (Majescor) and BHP-Billiton, and as such there is no indication that the claims host diamondiferous kimberlite bodies at this time.***

Recommendations

It is recommended that an exploration program be conducted on the three main blocks in an attempt to locate diamondiferous kimberlitic bodies.

This program should consist of airborne magnetic surveying - Phase I - followed by till sampling, most of which should be directed down ice from the prospective magnetic anomalies – Phase IIa.

Contingent upon favourable results from the above, additional detailed till sampling should be undertaken – Phase IIb. Both of these programs should be wrapped up by the early fall.

In the event of favourable results from the aforementioned, ground magnetics and diamond drilling should be planned for the coming winter.

A budget for Phases I and II is provided below.

Proposed Exploration Budget

Phase 1

Geophysical Surveys *~ 2,700km at $27.00* *100m spacing, includes reporting*	***$72,900***

Phase II

***Till Sampling to be conducted** – Summer 2002*	
Indicator Mineral Sampling Processing *$500.00 per sample, 300 samples* *includes processing, indicator mineral picking, and some electron micro probe analysis*	*$150,000*
Helicopter time 20 days – 3hrs minimum per day	*$66,000*
Geologist and helpers, collect samples, 30 days	*$40,000*
Camp Setup/storage	*$15,000*
Mobilization	*$15,000*

$358,900

A Personal inspection had not been conducted by a Qualified Person, as defined in NI 43-101, and none is planned at this time. No meaningful purpose would be occasioned by such, as the Property is snow covered and there is no previous work to inspect.

F. WAWA PROPERTY - ONTARIO

Ownership

Pursuant to an Agreement dated April 10th, 2001, the Company may earn up to a 100% interest in 802 mineral claims situated in Bader, Echum, Marsh, and Collishaw Townships for the following consideration: cash payments of $175,000 over 4 years, the issuance of 400,000 shares over 3 years, and a 2% royalty. A finder's fee was paid. Should a bankable feasibility study be completed an additional 100,000 shares will be issued. The Company terminated the Agreement in March of 2002.

4.4 Oil and Gas Operations

The Company presently has no oil and gas operations. Therefore, this section is not applicable to the Company.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

Selected Financial Information respecting the Company

The following summarizes certain selected financial information with respect to the Company and is qualified in its entirety by reference to the consolidated financial statements of the Company and the notes thereto; a copy of which are attached to this Annual Information Form:

Selected Financial Data
Canadian GAAP (in Canadian Dollars)
Selected Financial Data for the Fiscal Year Ended April 30

	2001	2000	1999
Cash	385,560	1,095,018	634,727
Total Assets	3,541,257	5,812,014	5,144,463
Current Liability	90,451	522,037	35,644
Total long-term financial Liabilities	15,540	22,204	Nil
Shareholders Equity	3,435,266	5,267,773	5,108,819
Interest & Other Income	34,432	25,951	45,201
Administration Fee Income	-	-	(1,680)
Mineral Property Recoveries in Excess of Expenditures	-	-	-
Gain (Loss) on Sale of Investments	17,160	514,887	(511,979)
Expenses	621,890	828,496	675,073
Mineral Properties Written Off	2,037,277	85,752	1,733,160
Loss from Invest	-	138,409	99,450

Corporate Capital Tax	-	-	8,631
Net Loss	3,267,300	502,796	2,984,772
Deficit	14,691,704	11,424,404	10,921,608
Weighted Avg. # of Shares O/S	7,465,724	4,870,610*	3,997,230*
Net Loss Per Share	0.44	0.10	0.75

Selected Financial Data
U.S. GAAP
(in Canadian Dollars)
Selected Financial Data for the Fiscal Year Ended April 30

	2001	2000	1999
Cash	385,560	1,095,018	634,727
Total Assets	1,506,250	2,001,702	1,248,801
Current Liability	90,451	522,037	35,644
Total Long-Term Financial Liabilities	15,540	22,204	Nil
Shareholders Equity	957,759	1,014,961	770,457
Interest & Other Income	34,432	25,951	45,201
Administration Fee Income	-	-	(1,680)
Write down of investments	659,725	-	-
Gain (Loss) on Sale of Investments	17,160	514,887	(511,979)
General and other Expenses	642,695	8,620,437	725,139
Exploration Expenditures	261,972	402	435,334
Loss from Investment	-	138,409	99,450
Corporate Capital Tax	-	-	8,631
Net Loss	1,512,800	460,016	1,737,012
Deficit	18,185,543	16,672,743	16,212,927
Weighted Avg. # of Shares O/S	7,465,724	4,870,610*	3,997,230*
Net Loss Per Share	0.20	0.09	0.45

*Calculated after the five (5) old for one (1) new share consolidation.

Category	April 30 2001	Jan 31 2001	Oct 31 2000	Jul 31 2000	Apr 30 2000	Jan 31 2000	Oct 31 1999	Jul 31 1999
Revenues/Gross Profit:	$18,322	3,811	2,595	8,478	499,858	27,738	9,774	9,134
Net Income (Loss):	$(2,912,364)	(64,252)	(128,305)	(162,379)	168,287	(124,362)	(260,550)	(286,171)
Loss per Share:	$(0.39)	(0.01)	(0.02)	(0.02)	0.03	(0.02)	(0.05)	(0.06)
Weighted Number of Shares Outstanding:	7,465,724	7,344,059	7,344,059	7,344,059	4,870,610	4,535,281	4,535,281	4,529,281

Consolidated Financial Statements

The audited consolidated financial statements for the Company for the fiscal year ending April 30, 2001 are attached hereto and form a material part of this Annual Information Form. In addition, the unaudited financial statements for the Company for the period ending October 31, 2001 are also attached hereto and form a material part of this Annual Information Form.

The attached financial statements were prepared in Canadian dollars in accordance with generally accepted accounting principles applicable in Canada. In addition, the attached financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

However, several adverse conditions and events could cast doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past fiscal years and continues to be dependent on financing from related parties and from share issues to provide the funding necessary to meet product development, marketing and general operating expenses. However, management of the Company believes that the actions already taken or planned will mitigate the conditions and events which raise doubts about the validity of the going concern assumption used in preparing the attached financial statements.

The auditors for the Company are Staley, Okada, Chandler & Scott, Chartered Accountants. This accounting firm is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.

Share Capital

The Company is authorized to issue 100,000,000 common shares without par value. The Company presently has 12,915,783 common shares issued and outstanding as at the date of this Annual Information Form.

Common Shares

The common shares of the Company are without par value. The holders of common shares are entitled to dividends, if, as and when declared by the Board of

Directors, are entitled upon liquidation, dissolution or winding-up of the Company to receive those assets distributable to shareholders and are entitled to receive notice of and attend and vote at all meetings of the shareholders of the Company. Each common share carries with it the right to one vote.

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board of Directors.

There are no indentures or agreements limiting the payment of dividends and all common shares issued by the Company rank equally as to voting power. There are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to any common shares.

There are no restrictions on the transfer of the Company's common shares. In order to change the rights of holders of the Company's stock, the shareholders of that class of the Company's stock must pass a special resolution by a majority of not less than two-thirds (2/3s) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. There are no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

No options were granted by the Company to any Directors or Executive Officers of the Company during the Company's most recently completed financial year.

The following table sets out the Options granted by the Company to non-Executive Directors and employees of the Company prior to the Company's most recently completed financial year and which are issued and outstanding as at the date of this Annual Information Form:

Name of non-Executive Director and/or Employee	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
Cherokee Capital[(1)]	184,000	100	$0.28	$0.32	Feb 7, 2006

[(1)]Subsequent to year end, these options were cancelled.

All Options outstanding as at April 30, 2001 were exercisable.

In accordance with the current policies of the Exchange the Board of Directors of the Company is generally required, at each annual general meeting of shareholders of the Company, to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the

ensuing year and at such prices and in such amounts as may be determined by the Board of Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

The Company's existing "*Stock Option Plan*" authorizes the Board of Directors of the Company, in its sole and absolute discretion, to grant incentive stock Options to purchase common shares of the Company to any Director, Officer, full-time or part-time dependent contractor employee or consultant of the Company upon whose judgement, initiative and efforts the Company may rely for the successful conduct of its business. The Company's existing Stock Option Plan does not provide criteria for determining the number of Options an individual shall be awarded, or the term of such Options, but confers broad discretion on the Board of Directors of the Company to make these decisions, subject to the rules and policies of the applicable stock exchange. In accordance with the current policies of the Exchange the Board of Directors of the Company is also generally required, and again at each annual general meeting of shareholders of the Company, to seek shareholder approval for the adoption by the Company of any updated Stock Option Plan pursuant to which the Company may then fix the maximum number of common shares for which Options may be granted under the Stock Option Plan at up to 20% of the issued and outstanding share capital of the Company until the next annual general meeting of the Company.

Securities Held in Escrow, in Pool or Subject to Hold Restrictions

Escrowed Securities

No common shares of the Company are presently subject to escrow.

Securities Subject to Pool

No common shares of the Company are presently subject to pooling restrictions.

Securities Subject to Hold Periods

As of the date of this Annual Information Form, 1,900,000 common shares of the Company are presently subject to hold period restrictions as to their transferability.

5.2 Dividends

The Company has not paid any dividends since incorporation and it has no plans to pay dividends. The Board of Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

5.3 Foreign GAAP

The Company's primary financial statements have been prepared using Canadian GAAP with a reconciliation to United States GAAP in the notes to the financial statements.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Fourth Quarter-Ended April 30, 2001

During the fourth quarter ended April 30, 2001, the only material impact on the Company's financial condition was the issuance of 2,876,724 shares at $0.29/share for a total amount raised of $834,250. Please refer to the management discussion for the year ended April 30, 2001 for further discussion and analysis.

Year ended April 30, 2001 compared to the year ended April 30, 2000

Diversification continues to be a key element in the prosperity of all resource companies, and to that end in early January, the "Company" began a systematic evaluation of potential diamond properties. As a result the Company has acquired several key properties, notably the Fire River, Wawa and the Starlight Properties. Exploration on these properties will be carried out in 2001. The Company is optimistic that these properties will provide the Company with a bright and positive future.

With the platinum group metal (PGM) prices continuing to be strong CanAlaska conducted an induced polarization (IP) survey on its Glitter Lake Property located near the Horden Lake Deposit in Quebec. The property is currently being explored for its PGM potential. The results of the IP were very encouraging and as a result the Company has been focusing its efforts on the Property. A summer prospecting, sampling and mapping program was carried out, and the results are expected in mid-September.

The Company continues to participate in the River Valley PGM project though its ownership of 1 million shares of Pacific North West Capital Corp. Currently a preliminary resource study is being conducted, the results of which are expected by the end of September, 2001.

The Board of Directors of the Company continue to realize the challenges facing exploration companies, but believes that through diversification the Company will continue to provide its shareholders maximum value.

The fiscal year ending April 30, 2001 resulted in a net loss of $3,267,300 which compares with a loss of $502,796 for the same period in 2000. General and administrative expenses for the year ending April 30, 2001 were $621,890, a decrease of $206,606 over the same period in 2000. Consulting fees of $130,251 were incurred, a decrease of $120,957 over the previous year while all other general and administrative costs were relatively the same when compared to the previous year. During the year, $149,327 was incurred to acquire mineral properties while exploration expenditures of $112,645 were incurred. Mineral property costs of $2,037,277 were written off which

included $656,882 for the Zeballos, BC property and $1,286,894 for the Labrador property. Interest income was $16,046 as compared to $22,594 the previous year.

The Company has a portfolio of investments with a book value of $431,282 and market value of $1,175,786 as at April 30, 2001. The main investments consist of 1,059,800 shares of Pacific North West Capital Corp. and 1,290,500 shares of International Freegold Mineral Development Inc.

The Company has earned a 40% share interest in WebDispatchers Corp., a company focusing on providing innovative internet-based productivity tools to the same-day delivery industry, by investing $525,157. Due to the ongoing losses of the investment, as well as market conditions, this amount has been written off.

The Company has the right to earn up to a 26.6% interest in an internet-based media company called Newsgurus.com. As at April 30, 2001, the Company has advanced by way of a convertible debenture US $200,000 (Cdn $307,320). Subsequent to year end, the company has agreed to convert this amount into 675,000 free trading shares of Newsgurus.com.

Shareholder relation activities undertaken by the company during the year ended April 30, 2001 cost $117,840 which included attendance at various trade shows. The Company did not enter into any contracts with outside parties to conduct investor relations activities on the Company's behalf.

Under U.S. GAAP, compensation expense is recognized when the Company grants Common Shares, stock options, or other equity instruments to its employees. The amount of compensation expense during the twelve months ended April 30, 2001 was $20,805.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred be deferred. Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 2001 were ($1,775,305) which are net of recoveries and write-offs.

The loss under Canadian GAAP for the year ended April 30, 2001 was $3,267,300. After adding compensation expenses of $20,805 and mineral costs of ($1,775,305), a loss under US GAAP of $1,512,800 is reported. The loss per share under Canadian GAAP is $0.44 as compared to a $0.20 loss per share under US GAAP.

Year ended April 30, 2000 compared to the year ended April 30, 1999

Difficult stock market conditions and reduced demand for metals combined to make it a little more difficult for junior exploration companies to achieve their objectives. As a result of the diminished market enthusiasm for the resources industry in general and exploration companies in particular, the Company sought investment in the information technology sector to offset some of the market malaise. As such, the Company invested in two-growth oriented technology companies, WebDispatchers Corp. and NewsGurus.com, Inc.

WebDispatchers Corp. ("WebDispatchers") is a premier developer and supplier of Application Service Provider (ASP) software services for the same day courier industry and provides guaranteed same day delivery services to online businesses. The company's unique business model, not only provides a reliable, cost-effective, secure and simple-to-use application for managing daily dispatching and administrative tasks over the internet, but also offers the value added benefit of connecting this network of independent courier companies to a world of delivery requests sourced from online businesses. Companies, who use the WebDispatchers ASP service, benefit by having access to an operational and administrative software solution without expensive up-front software purchases, upgrades and in-house IT management costs. Users of the system simply pay as they go with a minimal per transaction fee and benefit by having access to the most up-to-date software features for managing and maintaining their company data at WebDispatchers Corp.'s mission critical hosted server site. The Company now owns 40% of WebDispatchers through a staged equity investment.

NewsGurus.com, Inc. ("NewsGurus") is an Internet-based media company in which the Company can earn up to 26% of NewsGurus, and 51% of a joint venture company that will have exclusive rights to the NewsGurus information base, technology and content in Continental Europe, South and Central America, including Mexico and the Caribbean. The NewsGurus concept is to create a dynamic website, updated daily, which will showcase the thoughts and opinions of a wide-ranging group of established writers and experts.

The Company continues be active in mining exploration and has acquired several significant platinum group metal projects in the Sudbury Mining District in Ontario. The Company is continuing to seek joint ventures with major mining companies to explore its properties further. Phase One exploration has begun on these properties. The Phase One programs will entail regional geological mapping and prospecting. A more detailed program will get underway should results warrant.

The Board of Directors of the Company realizes the challenge for exploration companies to continue to raise funding in these markets but remains committed to the exploration business, a necessary and integral part of the mining industry and the Canadian economy. Management of the Company is confident that funding will again become readily available to exploration companies. In the meantime, the Company will continue to make investments that aim to enhance shareholder value.

In summary, it is the Company's goal to become the premier source of venture capital for Canadian information technology start-ups, and to maximize shareholder value by identifying and developing having strong new information technologies with global application.

The fiscal year ending April 30, 1999 resulted in a net loss of $2,984,772 which compares with a loss of $2,162,144 for the same period in 1998. General and administrative expenses for the year ending April 30, 1999 were $675,073, a decrease over the same period in 1998. Most expenses were lower than the previous year due to the depressed state of the mineral exploration industry and a reduction of the Company's active mineral exploration programs. During the year, $127,073 was incurred to acquire mineral properties, $387,516 was spent as deferred exploration expenditures, $1,733,160 was written off and $79,255 was received from various optionees. Interest income was

$44,808 as compared to $47,732 the previous year. A $323,943 loss on short term investments was reflected on the financial statements.

A loss of $99,450 from equity investments was realized as the Company included its 5% of International Freegold Mineral Development Inc.'s ("Freegold") loss and its 10% of Pacific North West Capital Corp.'s ("Pacific") loss for the period ending April 30, 1999 as compared to $111,351 the previous year. A loss of $188,036 was recognized on these investments. At April 30, 1999 the Company held 1,504,000 shares of Freegold and 979,000 shares of Pacific.

Under U.S GAAP, compensation expense is recognized when the Company grants Common Shares, stock options, or other equity instruments to its employees. The amount of compensation expense during the twelve months ended April 30, 1999 was $50,066.

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, as which time further costs incurred by be deferred. Mineral acquisition costs and deferred exploration expenditures during the twelve months ending April 30, 1999 were ($1,297,826) which are net of recoveries and write-offs.

The loss under Canadian GAAP for the year ended April 30, 1999 was $2,984,772. After adding compensation expenses of 50,066 and mineral costs of ($1,297,826), a loss under US GAAP of $1,737,102 is reported. The loss per share under Canadian GAAP is $0.15 as compared to a $0.09 loss per share under US GAAP.

In 1998/1999 fiscal year the company wrote off a total of $1,733,160 mineral development costs. The Timmins, Ontario project was abandoned resulting in $1,038,169 write down. The Colores and Zacatecas, Mexico project cost of $267,388 was written off. The Panama project cost of $401,409 was written off, as well as the $26,194 cost for the Venezuela project.

U.S. Generally Accepted Accounting Principles

See the Consolidated Financial Statements for a comparison of the accounting differences between Canadian GAAP and US GAAP as applicable to the Company's operations.

Capital Resources and Liquidity

Twelve Months Ended April 30, 2001 Compared to Twelve Months Ended April 30, 2000

The Company expects that its existing requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments will be met from the Company's existing cash position. The Company has sufficient funds to meet its general and administrative expenses over the next 12 months to complete its proposed exploration programs. The Labrador, Quesnel Canyon, and Zebellos projects have no internal exploration funds budgeted. Certain existing third party expenditures are

required and further joint ventures with third parties are continually being negotiated to further develop these properties.

The Company's future profitability is dependent on the successful definition of geological resources on its mining properties and the establishment of positive comprehensive feasibility studies on these geological resources. Upon completion of positive feasibility studies, the Company's success is dependent on the successful construction, financing and operation of a facility to extract the minerals from the geological resource located. The Company will continue to seek new mining opportunities. The Company presently has no producing properties, and the Company's material properties contain no known mineral reserves; the limited activities on such properties to date have been exploratory in nature. Except as disclosed herein, the Company does not possess reliable information concerning the history of previous operations including the names of previous operators, if any, on any of its properties.

Future profitability will also be affected by the level of taxes imposed by the jurisdiction in which the Company operates. Furthermore, the Company's operations may be affected by regulatory authorities in the jurisdications in which the Company operates. The Company is not currently aware of any factors or current recommendations by the taxation or regulatory authorities in Canada that may have a material impact on the Company's operations.

The Company is in the business of acquiring and exploring mineral properties and does not have an established source of revenue at this time, except that the Company receives fees on projects where it acts as operator. The Company's historical capital needs have been met by equity subscriptions from both private investors (including members of management) and the public.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The exploration and development of the Company's properties is dependent on the Company's ability to obtain necessary financing or find appropriate strategic partners. In addition, there is no certainty that expenditures to be made by the Company in the exploration of any of its properties will result in discoveries of commercial quantities of ore.

During the year 3,652,502 shares of the Company were issued for $1,434,793. This amount included $308,050 issued for flow-through shares whereby the Company must incur qualifying mineral expenditures on or before April 30, 2003. As at April 30, 2001 the Company is still obligated to spend $284,373 before April 30, 2003. The Company's total issued and outstanding shares is 10,220,783 as at April 30, 2001.

Working capital at April 30, 2001 was $741,881.

The Company also has long-term investments in two companies. Due to the ongoing losses of the investment in WebDispatchers, a write-down of $525,157 was realized. The other investment in Newsguru has a book value of $307,320 and subsequent to year-end was converted into shares. These shares trade on the OTC market in the United States and the Company anticipates recovering the full cost of this investment.

Capital Resources and Liquidity

Twelve Months Ended April 30, 2000 Compared to Twelve Months Ended April 30, 1999

During the year 3,652,502 shares of the Company were issued for $1,434,793. This amount included $308,050 issued for flow-through shares whereby the Company must incur qualifying mineral expenditures on or before April 30, 2003. As at April 30, 2001 the Company is still obligated to spend $284,373 before April 30, 2003. The Company as total issued and outstanding of 10,220,783 shares at April 30, 2001. On December 3, 1999, the company consolidated its share capital on a basis of one new share for five old shares. After the consolidation a further 2,033,000 post-consolidated shares were issued for $424,750 for a total issued and outstanding of 6,568,281 post-consolidated shares at April 30, 2000.

6.2 Foreign GAAP

See Management discussions of US GAAP in financial statements.

ITEM 7: MARKET FOR SECURITIES

7.1 Market for Securities

The Company's common shares are listed for trading on the Exchange and have been since 1985. The following trading information is for financial year ended April 30, 2001.

Years 2001 and 2000	$High	$Low	Volume
February 2002	0.25	0.14	437,300
January 2002	0.29	0.19	880,530
December 2001	0.28	0.09	1,156,570
November 2001	0.13	0.07	199,620
October 2001	0.13	0.08	142,025
September 2001	0.14	0.09	166,520
August 2001	0.17	0.10	221,505
July 2001	0.24	0.16	149,400
June 2001	0.34	0.19	112,360
May 2001	0.34	0.26	211,813
April 2001	0.40	0.26	359,004
March 2001	0.50	0.30	1,027,245
February 2001	0.45	0.25	1,352,472
January 2001	0.32	0.17	210,240
December 2000	0.20	0.16	164,698
November 2000	0.25	0.16	84,280
October 2000	0.40	0.23	119,030
September 2000	0.52	0.36	106,460
August 2000	0.75	0.40	123,486
July 2000	0.75	0.59	102,077

June 2000	0.90	0.45	397,685
May 2000	1.30	0.65	328,816

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

Name, City of Residence and Other Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director Since	Number of Common Shares Beneficially Owned or Directed (1)
Harry Barr Vancouver, BC President, Chief Executive Officer and a Director	Businessperson	May, 1985	1,745,321
Hubert Marleau Director	Businessperson	April, 1996	Nil
Colin Bird United Kingdom Director	Businessperson	February, 1998	Nil
Bernard Barlin United Kingdom Director	Businessperson	May, 1989	Nil
Taryn Downing Canada Corporate Secretary	Businessperson	September, 1995	100,250

(1) The number of common shares held are as o f the date of this Annual Information Form.

The following are brief profiles of the Directors and Officers of the Company:

- **Harry Barr,** President, Chief Executive Officer, and Director

Mr. Barr, the Company's founder, has been a key to its success by directing its corporate development. Mr. Barr has been involved in the mining industry for over 20

years and has an extensive background in business management, corporate finance, and marketing. Mr. Barr has held the following positions: President, CEO, and Director of CanAlaska Ventures Ltd. from July 1985 to present; President, Chief Executive Officer and a Director from July 1985 to February 1999, and Chairman, CEO and Director from February 1999 to present of International Freegold Mineral Development Inc.; President, CEO, and Director of Pacific North West Capital Corp. from May 1996 to present; Director of El Nino Ventures Inc. from May 1999 to present; Director of International Ballater Resources Inc. from March 1996 to December 1997; Director of Banner Mining Corporation from June 1996 to May 1999; Director of Kings Cross Communities Incorporated (formerly Bijou Resources Corp.) from May 1981 to May 2000; and a Director of Cinemage Capital Corp. from September 1998 to present.

- **Hubert Marleau; Director**

Mr. Marleau has been the President & CEO of Palos Capital Corp. from 1998-present; Chairman of Marleau, Lemire Inc. from 1989-1998; Director of CanAlaska Ventures Ltd. and International Freegold Mineral Development Inc. from 1996-Present.

- **Colin Bird;** Director

Mr. Bird has been the Director of CanAlaska Ventures Ltd. from 1998-present; The Managing Director of Lion Mining Finance from 1995-present; Director of MIT Ventures Corp. from 1996-present; Director of Bushman Resources Inc. from 1996-present; Manager, Operations and Technical Services of Petromin from 1993-1995; Managing Director of Plateau Mining PLC from 1989-1993.

- **Bernard Barlin**, P.Eng., C.Eng., Director

Mr. Barlin has over 40 years of experience in the mining industry. Mr. Barlin is retired and worked with Hudson Bay Mining and Smelting Company as a consulting metallurgist from March 1986 to April 1989 and as an Assistant General Manager from January 1984 to March 1986. Mr. Barlin has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K. Mr. Barlin is a Director of the following companies: Director of CanAlaska Ventures Ltd. from March 1989 to present; Director of Pacific North West Capital Corp. from April 2000 to present; Director of International Freegold Mineral Development Inc. from August 1989 to present; Director of International Landmark Environmental Inc. from March 1994 to present.

- **Taryn Downing**; Vice President of Administration and Corporate Secretary

Ms. Downing has been Vice President of Administration and Corporate Secretary of CanAlaska Ventures Ltd. from September 1995 to present. Ms. Downing has also been Vice President of Administration and Corporate Secretary of both International Freegold Mineral Development Inc. and Pacific North West Capital Corp. from April 1998 to present and of El Nino Ventures Inc. from May 1999 to present. Ms. Downing was Corporate Secretary of Banner Mining Corporation from May 1996 to May 1999 and of International. Ballater Resources Inc. from March 1996 to December 1997.

Other Reporting Companys

The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting issuers within five years prior to the date of this Annual Information Form:

Name & Position held with the Company	International Freegold Mineral Development Inc.	Pacific North West Capital Corp.	El Nino Ventures Inc.	293020 BC Ltd.(2)	Canadian Gravity Recovery Inc.(1)
Harry Barr President, CEO and Director	President, CEO, and Director	President, CEO, and Director	Director	President, Secretary and Director	President and Director
Bernard Barlin Director	Director	Director	N/A	N/A	N/A
Hubert Marleau Director	Director	N/A	N/A	N/A	N/A
Colin Bird Director	Director	N/A	N/A	N/A	N/A
Taryn Downing Secretary and VP, Administration	Secretary, VP, Administration	Secretary	Secretary	N/A	N/A

(1) Harry Barr is the beneficial owner of all the issued and outstanding shares of Canadian Gravity Recovery Inc. which owns 609,591 as of the date of this Annual Information Form.

(2) Harry Barr is the beneficial owner of all the issued and o utstanding shares of 293020 B.C. Ltd. which owns 453,330 as of the date of this Annual Information Form.

Compensation

Executive Compensation

The Company's fiscal year end is the 30th day of April.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;

- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created five Executive Offices, namely that of President, Secretary, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. In this regard the Company's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Harry Barr - Mr. Barr became a Director of the Company and the Company's current President and Chief Executive Officer effective on May 22, 1985.

Hubert Marleau - Mr. Marleau became a Director of the Company effective on April 17, 1996.

Colin Bird - Mr. Bird became a Director of the Company effective on February 28, 1998.

For the purpose of this Information Information Form, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company's Named Executive Officers during the Company's three most recently completed financial years:

Summary Compensation Table

Annual Compensation | Long-Term Compensation

Name and Principal Position[1]	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts[7] ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Harry Barr President, Chief Executive Officer and a Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	89,380 98,380 78,055	Nil[2] Nil[3] 2,000[4]	Nil Nil Nil
John Royall[2] VP, Business Development and a Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil 2,534 35,232	Nil[2] Nil[3] 7,000[4]	Nil Nil Nil
Lindsay Bottomer[5] VP, Business Development	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil 27,798	Nil[2] Nil[3] 4,000[4]	Nil Nil Nil
Taryn Downing VP, Administration & Secretary	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	7,453 25,250 35,750	Nil[2] 17,000[3] 7,000[4]	Nil Nil Nil

(1) Please refer to the disclosure found above the "Summary Compensation Table" for a detailed description of the Company's Named Executive Officers.

(2) There were no options granted to Executive Officers in 2001.

(3) These Options are each exercisable until February 23, 2005 at an exercise price of $0.50 per common share.

(4) These Options are each exercisable until February 2, 2004 at an exercise price of $0.50. On December 3, 1999 the shares of the Company were consolidated on a five old for one new share.

(5) Lindsay Bottomer was employed February 2, 1998. Lindsay Bottomer resigned as Vice-President, Exploration on December 31, 1998.

(6) John Royall was appointed Vice-President on December 31, 1997. John Royall resigned as Vice-President, Business Development on August 27, 1999.

(7) Consulting services.

The Company anticipates that compensation for the Named Executive Officers of the Company will be the same for the Company's next financial year as it was for the Company's most recently completed financial year.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

Other than as set forth in the Notes to the "Summary Compensation Table" as described hereinabove, no other Options or SARs were granted or are in effect and in favour of any of the Company's Named Executive Officers for the Company's most recently completed financial year.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

The aggregate net value of Stock Options exercised during the Company's year ended April 30, 2001 was $Nil.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's Directors for acting in their capacity as such;

(c) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's Directors for services

rendered, or proposed to be rendered, to the Company as consultants or experts;

(d) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

(e) There were no Options granted to the Company's Directors in the most recently completed financial year:

Board of Directors' Practices

The following is a list of the appointment dates of the current Directors and Executive Officers of the Company:

Director and Officer	Position with the Company
Harry Barr:	President, Chief Executive Officer and a Director first appointed on May 22, 1985
Taryn Downing:	VP, Administration and Corporate Secretary first appointed on September 15, 1995

In accordance with the present Articles of Continuance and By-laws of the Company the Directors of the Company are elected by the shareholders at each annual general meeting of the Company, or, in the event of a vacancy, they are appointed by the Board of Directors then in office, to serve until the next annual general meeting of the Company or until their successors are elected and ratified.

Pursuant to the British Columbia Company Act a reporting company is required to elect an Audit Committee comprised of not fewer than three Directors, of whom a majority shall not be Officers or employees of the Company or an affiliate of the Company. At a Directors' meeting of the Company to be held following the next annual general meeting of the Company the Company's then Board of Directors will appoint an Audit Committee for the ensuing year. The Audit Committee's functions are to review the Company's financial statements prior to review and approval by the Board of Directors of the Company, to approve auditors' fees, to prepare an audit plan in conjunction with internal and external auditors, to address audit-related issues, to review the Company's post-audit confirmations and to review the performance of the Company's Chief Financial Officer.

The Company currently has no Executive, Compensation or Nominating Committees. At a Directors' meeting of the Company to be held following the next annual general meeting of the Company it is presently expected that the Company's then Board of Directors will appoint a Corporate Governance Committee.

The British Columbia Company Act provides that a shareholder has the right to apply to the Supreme Court on the grounds that the Company is acting or proposes to act in a way that is prejudicial to such shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the

Company. Under the Company Act a shareholder, director, former director, officer, former officer, the Registrar of Companies or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy, can apply for a preventative order where an act or omission of a corporation or its affiliates or the powers of the directors of a corporation or its affiliates are being exercised in a manner that is oppressive or unfairly prejudicial to any security holder, creditor, director or officer.

Under the British Columbia Company Act a shareholder, director, officer of former shareholder, Director of Officer of the Company or its affiliates, the Registrar of Companies and any other person who, in the discretion of the Court, is a proper person to make an application to bring a derivative action, may, with leave of the Court, bring an action in the name of and on behalf of the Company to enforce an obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such an obligation. In addition, the Company Act permits derivative actions to be commenced in the name of and on behalf of the Company or any of its subsidiaries.

Share Ownership

Directors and Officers

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

Name	Office	Number of Common Shares (3)
Harry Barr	President, Chief Executive Officer and a Director	1,745,321 (1)
Hubert Marleau	Director	Nil
Colin Bird	Director	Nil
Bernard Barlin	Director	Nil
Taryn Downing	Secretary	100,250(2)

(1) Of the 1,745,321 common shares held by Harry Barr directly and indirectly, 1,380,000 are restricted until May 15, 2002.

(2) Of the 100,250 common shares held by Taryn Downing directly and indirectly, 100,000 are restricted until May 15, 2002.

(3) Number of common shares held are as at the date of this Annual Information Form.

As a group the Directors and Executive Officers of the Company hold 1,845,571 common shares; which is 14% of the total amount of issued and outstanding common shares of the Company.

Public and Insider Ownership

The Directors, Officers and insiders of the Company hold an aggregate of 1,845,571 common shares of the Company on a non-fully diluted basis, being 14% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 11,070,212 common shares of the Company, or 86% of the then issued and outstanding common shares of the Company.

Major Shareholders

To the knowledge of management of the Company, as at the date of this Annual Information Form there is no person who beneficially owns or will own, directly or indirectly, or exercises or will exercise control or direction over, more than 10% of the issued and outstanding shares of the Company except for the following:

Name	Number of Common Shares (3)	Percentage of Issued Shares
CDS & Co.(1) 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	8,964,620(2)	69%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	1,745,321	13.5%

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2) This information was supplied to the Company by the Company's registrar and transfer agent, CIBC Mellon Trust Company.

(3) Number of common shares held are as at the date of this Annual Information Form.

All the shareholders of the Company have the same voting rights. To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of the Company's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

None of the Directors, Officers, promoters or members of management of the Company are or have been, within the 10 years before the date of this Annual Information Form, a director or officer of any company which:

(a) was the subject of a cease trade or similar order or an order that denied the Company access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

8.3 Penalties or Sanctions

None of the Directors, Officers, promoters or members of management of the Company have: (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

None of the Directors, Officers, promoters or members of management of the Company have, within the ten years prior to the date of this Annual Information Form, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

8.5 Conflicts of Interest

Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Company which arise under Yukon Territory and Canadian corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company. All conflicts of interest will be resolved in accordance with the appropriate business corporation statute. Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Related Party Transactions

None of the current Directors or Officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either case, has or will materially affect the Company.

ITEM 9: ADDITIONAL INFORMATION

9.1 Additional Information

The Company undertakes, upon request to the Secretary of the Company, to provide to any person or company, when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, for which financial statement have been filed, together with the accompanying report of the Company's auditors thereon, together with one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i) to (iii) hereinabove;

or, at any other time, one copy of any document referred to in paragraphs "(i)", "(ii)" and "(iii)" hereinabove; provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, are

contained in the Company's most recent Information Circular for its annual general meeting which was held on October 22, 2001. Additional financial information is provided in the Company's audited financial statements for its most recently completed financial year ended April 30, 2001 and for the period ending October 31, 2001 which are attached to this Annual Information Form and which form a material part hereof.